Exhibit 2.2

Agreement and Plan of Merger

by and among

SailPoint Technologies, Inc.,

Osprey Merger Sub, Inc.,

Overwatch.ID, Inc.,

and

Shareholder Representative Services LLC as agent for the Company Holders

Dated as of October 10, 2019

TABLE OF CONTENTS

ARTICLE I The Merger		2

1.1	Certain Definitions	2
1.2	The Merger	2
1.3	Closing	2
1.4	Closing Deliveries	2
1.5	Effective Time	5
1.6	Effect of the Merger	5
1.7	Certificate of Incorporation and Bylaws	5
1.8	Directors and Officers	6
1.9	Effect on Company Capital Stock, Company Notes and Company Options	6
1.10	Treatment of the Holdback Amount and the Reserve Amount	8
1.11	Paying Agent; Surrender of Certificates in Exchange for Payments	9
1.12	No Further Ownership Rights in the Company Capital Stock, Company Options, Company Notes or Rights under the Phantom Equity Plan	10
1.13	Tax Consequences	10
1.14	Withholding Rights	10
1.15	Purchase Price Adjustment	10
1.16	Taking of Necessary Action; Further Action	12

ARTICLE II Representations and Warranties of the Company		12

2.1	Organization, Standing and Power	13
2.2	Subsidiaries	13
2.3	Organizational Documents	13
2.4	Authority and Enforceability	13
2.5	Non-Contravention	14
2.6	Consents; Approvals; Permits	14
2.7	Material Contracts	15
2.8	Capital Structure	18
2.9	Financial Statements	20
2.10	Absence of Certain Changes	21
2.11	No Undisclosed Liabilities	23
2.12	Assets and Properties	24
2.13	Title to Property; Encumbrances	24
2.14	Litigation	25
2.15	Restrictions on Business Activities	25
2.16	Compliance with Laws	25
2.17	Intellectual Property	26
2.18	Environmental Matters	30
2.19	Taxes	31
2.20	Employee Benefit Plans and Employee Matters	33
2.21	Interested Party Transactions	38
2.22	Insurance	38
2.23	Books and Records	38
2.24	Import and Export Control Laws	39
2.25	Customers and Suppliers	39
2.26	Accounts Receivable	40
2.27	Bank Accounts; Powers of Attorney; Investments; Derivatives	40

i

2.28	Finders’ Fees; Transaction Expenses	40
2.29	Other Negotiations	40
2.30	Warranty and Related Matters	41
2.31	Full Disclosure	41
2.32	Exclusivity of Representations and Warranties	41
		41
ARTICLE III Representations and Warranties of Acquiror and MERGER Sub		41

3.1	Organization and Standing	41
3.2	Authority and Enforceability	41
3.3	Non-Contravention	42
3.4	Brokers	42
3.5	No Litigation	42
3.6	Reliance	42

ARTICLE IV Conduct Prior to the Effective Time		43

4.1	Conduct of Business of the Company	43
4.2	Restrictions on Conduct of Business of the Company	43
4.3	Affiliated Transactions	43
4.4	Notification of Certain Matters	43

ARTICLE V Additional Agreements		44

5.1	Stockholder Notice	44
5.2	Stockholder Consent	44
5.3	No Solicitation	44
5.4	Public Disclosure	45
5.5	SEC Matters	45
5.6	Reasonable Efforts	46
5.7	Third Party Consents; Notices	46
5.8	Litigation	46
5.9	Access to Information	46
5.10	Consideration Spreadsheet	47
5.11	Expenses	47
5.12	Employees and Contractors	47
5.13	Company Options and Related Matters	48
5.14	Release	48
5.15	Confidentiality	49
5.16	Treatment of Company Employee Plans	49
5.17	Termination of Financing Statements	50
5.18	The Closing Certificate, Consideration Spreadsheet and Documents	50
5.19	Indemnification	50
5.20	Transfer Taxes	51
5.21	Tax Covenants	51

ARTICLE VI Conditions to the Merger		53

6.1	Conditions to Obligations of Each Party to Effect the Merger	53
6.2	Additional Conditions to Obligations of the Company	53

ii

6.3	Additional Conditions to the Obligations of Acquiror	54

ARTICLE VII Termination, Amendment and Waiver		55

7.1	Termination	55
7.2	Effect of Termination	56
7.3	Amendment	56
7.4	Extension; Waiver	56

ARTICLE VIII Holdback Amount and Indemnification		57

8.1	Survival of Representations, Warranties, Covenants and Agreements	57
8.2	Indemnification	57
8.3	Holdback Fund	60
8.4	Claims	61
8.5	Resolution of Objections to Claims	61
8.6	Company Holders’ Agent	62
8.7	Treatment of Indemnification Payments	63

ARTICLE IX General Provisions		64

9.1	Notices	64
9.2	Interpretation	65
9.3	Counterparts	65
9.4	Incorporation of Exhibits, Disclosure Letter and Other Schedules	65
9.5	Entire Agreement; Non-assignability; Parties in Interest	66
9.6	Assignment	66
9.7	Severability	66
9.8	Remedies Cumulative	66
9.9	No Waiver Relating to Claims for Fraud	66
9.10	Governing Law	67
9.11	Rules of Construction	67
9.12	WAIVER OF JURY TRIAL	67
9.13	Time	67

Exhibits
Exhibit A	–	Defined Terms
Exhibit B	–	Form of Sellers’ Agreement
Exhibit C	–	Form of Employee Confidentiality Agreement
Exhibit D	–	Form of Non-Competition Agreement
Exhibit E	–	Form of Certificate of Merger
Exhibit F	–	Form of Paying Agent Agreement
Exhibit G	–	Form of Letter of Transmittal
Exhibit H	–	Form of Option Cancellation Agreement
Exhibit I	–	Form of Note Cancellation Agreement
Exhibit J	–	Form of Plan Award Agreement
Exhibit K	–	Sample Net Working Capital Calculation

iii

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of October 10, 2019 (the “Agreement Date”), by and among SailPoint Technologies, Inc., a Delaware corporation (“Acquiror”), Osprey Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), Overwatch.ID, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as agent for the Company Holders (the “Company Holders’ Agent”).

Recitals

A.The respective boards of directors of the Company, Merger Sub and Acquiror have determined that it would be advisable and in the best interests of the stockholders of their respective companies that Merger Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly-owned subsidiary of Acquiror, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have adopted resolutions approving and declaring the advisability of this Agreement, the Merger and the other transactions contemplated by this Agreement.

B.No later than 48 hours following the execution of this Agreement by Acquiror, Merger Sub and the Company, the Company Stockholders holding at least 75% of the issued and outstanding shares of Company Capital Stock shall have executed and delivered the Sellers’ Agreement (the “Sellers’ Agreement”), in substantially the form attached hereto as Exhibit B, which Sellers Agreement is integral to the transactions contemplated hereby, and it is acknowledged and agreed that Acquiror and Merger Sub would not consummate the transactions contemplated hereby absent the execution and delivery of the Sellers’ Agreement and the Sellers’ Agreement being in full force and effect and valid, binding and enforceable against the Company Stockholders party thereto.

C.As a material inducement to the willingness of each of Acquiror and the Company to consummate the transactions contemplated by this Agreement, the Requisite Continuing Employees shall execute and deliver to Acquiror (i) employee offer letters with Acquiror or one of its Affiliates providing for the employment of such person with Acquiror or one of its Affiliates following the Effective Time  (each, an “Offer Letter”), and (ii) Proprietary Information and Inventions Agreements and Nondisclosure Agreements, substantially in the forms attached as Exhibit C, with Acquiror or one of its Affiliates (each, an “Employee Confidentiality Agreement”), in each case, to become effective upon the Closing.

D.Concurrently with the execution and delivery of this Agreement, and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain Company Holders identified on Schedule 6.3(g)-1, are executing and delivering to Acquiror non-competition and non-solicitation agreements substantially in the form attached as Exhibit D with Acquiror or one of its Affiliates (each, a “Non-Competition Agreement”), in each case, to become effective upon the Closing.

E.The Company, Merger Sub, and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

The Merger

1.1Certain Definitions.  Capitalized terms used herein and not otherwise defined shall have the meanings set forth on Exhibit A attached hereto.

1.2The Merger.  At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached as Exhibit E (the “Certificate of Merger”) and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue (the “Surviving Corporation”) and shall become a wholly-owned Subsidiary of Acquiror.

1.3Closing.  Unless this Agreement is earlier terminated in accordance with Section 7.1, the closing of the transactions contemplated hereby (the “Closing”) shall take place on a date to be agreed upon by Acquiror and the Company, which shall be not later than the second (2nd) Business Day following the satisfaction (or waiver by the party entitled to the benefit thereof) of the conditions to Closing set forth in ARTICLE VI (other than conditions that by their nature shall be satisfied as of the Closing), unless otherwise agreed by Acquiror and the Company.  The Closing shall take place remotely via the electronic exchange of documents and signatures, or at such other location as the Acquiror and the Company agree.  The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.4Closing Deliveries.

(a)Acquiror Deliveries.  Acquiror shall deliver to the Company or other party as listed below, at or prior to the Closing, each of the following:

(i)payment to the Paying Agent by wire transfer of immediately available funds an aggregate amount equal to the Initial Merger Consideration (less the amount of the Option Consideration) for further distribution to the Company Stockholders and the Company Noteholders pursuant to the terms of this Agreement;

(ii)payment to the Surviving Corporation by wire transfer of immediately available funds (A) an amount equal to the amount of the Option Consideration and (B) an amount equal to the amount of the Plan Consideration for further distribution to the Company Optionholders and the Plan Participants, respectively, pursuant to the terms of this Agreement through the Surviving Corporation’s payroll payment system (in each case subject to applicable withholding Taxes);

(iii)payment to the Paying Agent or the Surviving Corporation, as applicable, by wire transfer of immediately available funds any amounts of Transaction Expenses, Company Debt (to the extent being paid at Closing) and/or other money due and owing from the Company to such Persons as set forth on the Closing Certificate;

(iv)payment to the Paying Agent by wire transfer of immediately available funds for further payment to the Company Holders’ Agent, an amount equal to the Reserve Amount for deposit into a bank account designated and controlled by the Company Holders’ Agent (the “Reserve Account”) to be used towards the costs and expenses, if any, incurred by the Company Holders’ Agent in defending and/or resolving any indemnification claims and the costs and expenses incurred by the Company Holders’ Agent in the performance of its obligations as Company Holders’ Agent.  The Company Holders’ Agent shall distribute all amounts remaining in the Reserve Account to the Paying Agent (for the benefit of the Company Stockholders and the Company Noteholders) or the Surviving Corporation (for the benefit of the Company Optionholders and the Plan Recipients), in each case, for further distribution in accordance with each Company Holder’s Pro Rata Holdback Share, upon the completion of Company Holders’ Agent’s duties hereunder.

(v)a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror, to the effect that each of the conditions set forth in clause (a) of Section 6.2 has been satisfied (the “Acquiror Closing Certificate”);

(vi)a Paying Agent Agreement, in substantially the form attached as Exhibit F (the “Paying Agent Agreement”), dated as of the Closing Date and executed by Acquiror and the Paying Agent.

(b)Company Deliveries.  The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

(i)a certificate, dated as of the Closing Date, executed on behalf of the Company by a duly authorized officer of the Company, to the effect that each of the conditions set forth in clauses (a) and (d) of Section 6.3 has been satisfied (the “Company Closing Conditions Certificate”);

(ii)a certificate, dated as of the Closing Date, executed on behalf of the Company by its Secretary, certifying (A) the Organizational Documents, (B) the resolutions of the Company Board approving the Merger and adopting this Agreement and the Certificate of Merger, and (C) the Company Stockholder Approval, and that all such resolutions are in full force and effect and are the resolutions adopted in connection with the transactions contemplated hereby (the “Company Secretary’s Certificate”);

(iii)the Paying Agent Agreement, dated as of the Closing Date and executed by the Company and the Company Holders’ Agent;

(iv)an Offer Letter and Employee Confidentiality Agreement with Acquiror or its Affiliates, executed by the Requisite Continuing Employees;

(v)a Non-Competition Agreement with Acquiror or its Affiliates, executed by each of the individuals set forth on Schedule 6.3(g)-1 to the Disclosure Letter;

(vi)evidence satisfactory to Acquiror of the resignation of each of the directors and officers of the Company immediately prior to the Closing, effective no later than immediately prior to the Effective Time;

(vii)true, correct, and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession with respect to any unvested securities or other property issued by the Company or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers, in each case, to which Section 83(b) of the Code would be applicable;

(viii)a certificate from the Secretary of State of the State of Delaware and from an appropriate officer or official of each other state or other jurisdiction in which the Company is qualified to do business as a foreign corporation dated within five (5) Business Days prior to the Closing Date certifying that the Company is in good standing (to the extent that the laws of such jurisdictions contemplate the issuance of a certificate of such good standing);

(ix)the Consideration Spreadsheet completed to include all of the information specified in Section 5.10 and a certificate executed by a duly authorized officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that such Consideration Spreadsheet is true, correct, and complete (the “Consideration Spreadsheet Certificate”);

(x)a certificate executed on behalf of the Company by a duly authorized officer of the Company, dated as of the Closing Date, certifying the following amounts as of the close of business on the day immediately prior to the Closing Date and that such certificate includes all of the Transaction Expenses paid or payable at or following the Closing Date (the “Closing Certificate”):

(A)the total amount of Company Cash along with the Company’s good faith calculation of such amount in reasonable detail;

(B)the amount of Transaction Expenses not paid (including an itemized list of each such Transaction Expense with a description of the nature of such expense and the Person to whom such expense is owed);

(C)an itemized list of all Company Debt, including principal, interest and premiums, as applicable, with respect to, each item of Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, as applicable, and an aggregate total of such Company Debt; and

(D)the total amount of Net Working Capital set forth in the Preliminary Net Working Capital Calculation.

(xi)executed UCC-2 or UCC-3 termination statements executed by each Person holding a security interest in any assets of the Company as of the Closing Date (if any) pursuant to Section 5.17;

(xii)a certification, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, and accordingly, interests in the Company are not United States real property interests, dated as of the Closing Date and in form and substance as required under Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), and a properly completed and duly executed notice to the Internal Revenue Service that corresponds to such certificate pursuant to Treasury Regulations Section 1.897-2(h)(2) (the “FIRPTA Certificate”);

(xiii)the Sellers’ Agreement duly executed by the holders holding at least 92% of the issued and outstanding shares of Company Capital Stock, which such Sellers’ Agreement shall be in full force and effect;

(xiv)an Option Cancellation Agreement from the holders of Company Options vested and exercisable for at least 92% of the total number of shares of Company Common Stock vested and exercisable under all issued and outstanding Company Options, which such Option Cancellation Agreements shall be in full force and effect;

(xv)a Note Cancellation Agreement from each holder of a Company Note, which such Note Cancellation Agreements shall be in full force and effect;

(xvi)evidence satisfactory to Acquiror of (A) the novation or consent to assignment of any Person whose novation or consent to assignment, as the case may be, may be required in connection with the Merger or any other transaction contemplated by this Agreement under the Contracts listed or described on Schedule 1.4(b)(xvi)-1 to the Disclosure Letter, (B) the termination of each of the Contracts of the Company listed or described on Schedule 1.4(b)(xvi)-2 to the Disclosure Letter, (C) the amendment of each of the Contracts of the Company listed or described on Schedule 1.4(b)(xvi)-3 to the Disclosure Letter in the manner described on such Schedule with respect to each such Contract, and (D) the termination or waiver of any rights of first refusal, rights to any liquidation preference or redemption rights of any Company Holder, effective as of and contingent upon the Closing;

(xvii)payoff letters in form and substance reasonably acceptable to Acquiror from each Person holding any Company Debt (other than Company Debt listed on Schedule 2.9(f) to the Disclosure Letter) immediately prior to the Closing; and

(xviii)a Plan Award Agreement from each Plan Participant, which such Plan Award Agreements shall be in full force and effect.

1.5Effective Time.  At the Closing, after the satisfaction or waiver of each of the conditions set forth in Article VI, Acquiror, Merger Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL.  The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later date or time as may be agreed to by Acquiror and the Company in writing and specified in the Certificate of Merger (the effective time of the Merger being referred to herein as the “Effective Time”).

1.6Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become debts, liabilities and duties of the Surviving Corporation.

1.7Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time shall be amended in their entirety in the Merger to be the certificate of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the Effective Time amended as necessary to reflect the name of the Surviving Corporation, and as so amended, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL.

1.8Directors and Officers. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed.

1.9Effect on Company Capital Stock, Company Notes and Company Options.

(a)Treatment of Company Capital Stock Owned by Company Holders; Treatment of Capital Stock of Merger Sub.  On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, or any holder of Company Capital Stock, Company Notes and/or Company Options and each Plan Participant:

(i)Company Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the Company Holders, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) upon the terms and subject to the conditions set forth in this Section 1.9 and throughout this Agreement, including the holdback provisions set forth herein, will be cancelled and extinguished and be converted automatically into the right to receive, upon execution and delivery by the applicable holder of such Company Capital Stock of a letter of transmittal, in the form of Exhibit G attached hereto (“Letter of Transmittal”) and the Sellers’ Agreement or a joinder to the Sellers’ Agreement in the form attached as an exhibit thereto, an amount in cash per share of Company Capital Stock equal to the Company Per Share Amount, as set forth in the Consideration Spreadsheet.  For purposes of calculating the amount to be paid to each holder of Company Capital Stock at the Effective Time, the amounts described in this Section 1.9 shall be calculated assuming that the Total Merger Consideration is equal to the Initial Merger Consideration, and shall be adjusted following the Closing as set forth herein.  The aggregate amount to be paid to a holder of Company Capital Stock for shares of Company Capital Stock held immediately prior to the Effective Time shall be rounded down to the nearest whole cent and computed after aggregating cash amounts for all shares of Company Capital Stock held by each particular holder of Company Capital Stock.

(ii)Company Options.  At the Effective Time, as a result of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the Company Holders, each Company Option, upon the terms and subject to the conditions set forth in this Section 1.9(a)(ii) and throughout this Agreement, including the holdback provisions set forth herein, shall be cancelled and extinguished and be converted automatically into the right to receive, upon execution and delivery by the applicable holder of such Company Option of an Option Cancellation Agreement with respect to such Company Option, in substantially the form attached hereto as Exhibit H (an “Option Cancellation Agreement”), an amount in cash per share then-exercisable thereunder equal to the difference between (a) the Company Per Share Amount and (b) the per-share exercise price associated with such Company Option (subject to any applicable withholding obligations), as set forth in the Consideration Spreadsheet; provided, however, that, to the extent the per-share exercise price associated with such Company Option exceeds the Company Per Share Amount, such Company Option shall be cancelled without the payment of any consideration.  Prior to the Effective Time, the Company shall have taken all actions necessary to effectuate the treatment of Company Options pursuant to the terms of this Section 1.9(a)(ii), including to ensure that from and after the Effective Time neither Acquiror nor the Surviving Corporation shall be required to deliver any Company Capital Stock or any consideration other than the Total Merger Consideration applicable to such Company Option set forth on the Consideration Spreadsheet to any Person pursuant to or in settlement of any Company Option. For purposes of calculating the amount to be paid to each Company Optionholder at the Effective Time, the amounts described in this Section 1.9(a)(ii) shall be calculated assuming that the Total Merger Consideration is equal to the Initial Merger Consideration, and shall be adjusted following the Closing as set forth herein. The aggregate amount to be paid to a Company Optionholder for Company Options held immediately prior to the Effective Time shall be rounded down to the nearest whole cent and computed after aggregating cash amounts for all Company Options held by each particular holder of Company Options. The aggregate amount of cash payable with respect to all such Company Options under this Section 1.9(a)(ii) is referred to as the “Option Consideration”.

(iii)Company Notes.  As of immediately prior to the Effective Time, subject to the consummation of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the Company Holders, each Company Note, upon the terms and subject to the conditions set forth in this Section 1.9(a)(iii) and throughout this Agreement, including the holdback provisions set forth herein, shall be cancelled and extinguished and converted into the right to receive, upon execution and delivery by the applicable holder of such Company Note of a Note Cancellation Agreement with respect to such Company Note, in substantially the form attached hereto as Exhibit I (a “Note Cancellation Agreement”), an amount in cash equal to the aggregate amount payable with respect to such Company Note in accordance with the terms of such Company Note.  For purposes of calculating the amount to be paid to each Company Noteholder at the Effective Time, the amounts described in this Section 1.9(a)(iii) shall be calculated assuming that the Total Merger Consideration is equal to the Initial Merger Consideration, and shall be adjusted following the Closing as set forth herein.  The aggregate amount to be paid to any Company Noteholder with respect to any outstanding Company Note held immediately prior to the Effective Time shall be rounded down to the nearest whole cent.  At the Effective Time, all Company Notes shall be cancelled or terminated, and no Company Noteholder shall have the right to receive any security or other consideration from the Company, Acquiror or the Surviving Corporation with respect thereto.  Acquiror shall not assume or convert any Company Notes and no Company Note shall be deemed to be outstanding or to have any rights other than those set forth in this Section 1.9(a)(iii) after the Effective Time. Prior to the Effective Time, the Company shall have taken all actions necessary to effectuate the treatment of Company Notes pursuant to the terms of this Section 1.9(a)(iii), including to ensure that from and after the Effective Time neither Acquiror nor the Surviving Corporation shall be required to deliver any Company Capital Stock or any consideration other than the Total Merger Consideration applicable to such Company Note set forth on the Consideration Spreadsheet to any Person pursuant to or in settlement of any Company Note. The aggregate amount of cash payable with respect to all such Company Notes under this Section 1.9(a)(iii) is referred to as the “Note Consideration.”

(iv)Phantom Equity Plan.  As of immediately prior to the Effective Time, subject to the consummation of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the Company Holders, upon the terms and subject to the conditions set forth in this Section 1.9(a)(iii) and throughout this Agreement, including the holdback provisions set forth herein, each Plan Participant shall have right to receive, upon execution and delivery of such Plan Participant’s Plan Award Agreement with respect to any Plan Award made to any Plan Participant pursuant to the Phantom Equity Plan, in substantially the form attached hereto as Exhibit J (a “Plan Award Agreement”), an amount in cash equal to such Plan Participant’s Plan Award.  Acquiror shall not assume any obligations under the Phantom Equity Plan, and no Plan Award shall be deemed to be outstanding or to have any rights other than those set forth in this Section 1.9(a)(iii) after the Effective Time. The aggregate amount of cash payable with respect to all Plan Participants for all Plan Awards pursuant to the Phantom Equity Plan under this Section 1.9(a)(iii) is referred to as the “Plan Consideration.”

(v)Total Merger Consideration.  Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration paid by Acquiror to the Company Holders pursuant to this Agreement exceed the Total Merger Consideration.

(vi)Capital Stock of Merger Sub.  Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of Acquiror, Merger Sub, the Company or the sole stockholder of Merger Sub, be converted into and become one validly issued, fully paid and nonassessable share of the common stock of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time).  Each certificate evidencing ownership of shares of Merger Sub common stock shall evidence ownership of such shares of common stock of the Surviving Corporation.

(b)Treatment of Company Capital Stock Owned by the Company.  At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock or reserved for issuance by the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no amount of Total Merger Consideration shall be allocated or paid thereto.

(c)Dissenters’ Rights.  Notwithstanding anything contained herein to the contrary, no Dissenting Shares shall be converted into the right to receive the cash amount provided for in Section 1.9(a)(i), but instead the holders of such Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL).  Each holder of Dissenting Shares who, pursuant to the provisions of Section 262 of the DGCL, becomes entitled to receive the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL shall receive the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL (but only after the fair value therefor shall have been agreed upon or finally determined pursuant to such provisions).  If any such holder of Dissenting Shares fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, then the right of such holder to receive the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the cash amount provided for in Section 1.9(a)(i), without interest thereon, in respect of such shares as if such shares never had been Dissenting Shares, and Acquiror shall issue and deliver to the Paying Agent on behalf of the holder or the holders thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.11, following the satisfaction of the applicable conditions set forth in Section 1.11, the amount of cash to which such holder would be entitled in respect thereof under Section 1.9(a)(i) as if such shares never had been Dissenting Shares.  The Company shall give Acquiror prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to Section 262 of the DGCL and received by the Company.  The Company shall not, except with the consent of Acquiror, which consent shall not be unreasonably withheld or delayed, or as otherwise required under Section 262 of the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares.  The payout of consideration under this Agreement to the Company Stockholders (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.9(c) and under Section 262 of the DGCL) shall not be affected by the exercise or potential exercise of appraisal rights under Section 262 of the DGCL by any other Company Stockholder.

(d)Rights Not Transferable.  The rights of the Company Holders as of immediately prior to the Effective Time are personal to each such Company Holder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution or with the prior written consent of Acquiror.  Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

1.10Treatment of the Holdback Amount and the Reserve Amount.  Each Company Holder shall be deemed to have contributed an amount equal to his, her or its Pro Rata Holdback Share of the Reserve Amount to the Reserve Account and Holdback Amount to the Holdback Account.  The right to receive the Reserve Amount and the Holdback Amount represents a contingent right of the Company Holders to receive a portion of the Total Merger Consideration, subject to the obligations of the Company Holders set forth in this Agreement, including the indemnification provisions of Article VIII and the provisions applicable to the Reserve Account of Section 1.4(a)(iv).

1.11Paying Agent; Surrender of Certificates in Exchange for Payments.

(a)Acquiom Financial LLC shall act as payments administrator (in such capacity, the “Paying Agent”) for the purpose of exchanging the Certificates (as defined below) that, as of immediately prior to the Effective Time, represented outstanding Company Capital Stock for the aggregate Initial Merger Consideration (less the amount payable to the Company Optionholders, Plan Participants and Company Noteholders pursuant to Sections 1.9(a)(ii), 1.9(a)(iv) and 1.9(a)(iii), respectively).  At or prior to the Effective Time, the Company shall cause each Company Holder (other than the Company Optionholders, Plan Participants and Company Noteholders) to be provided (i) a notice of the effectiveness of the Merger, (ii) a Letter of Transmittal, and (iii) instructions for use in receiving the Initial Merger Consideration in respect thereof.  In addition, the Letter of Transmittal will require the delivering holder to represent that (A) such delivering holder has good title to the applicable shares of Company Capital Stock, (B) such delivering holder has full power and authority to execute and deliver such Letter of Transmittal and to perform its obligations in connection therewith and (C) such delivering holder agrees to the terms of this Agreement.

(b)Upon the delivery to the Paying Agent of written documentation evidencing the cancellation (a “Carta Cancellation”) of the electronic stock certificates representing the shares of Company Capital Stock (the “Certificates”) from the Company’s transfer agent, Carta (“Carta”), together with such Letter of Transmittal and the Sellers’ Agreement or a joinder to the Sellers’ Agreement, in each case duly executed and completed in accordance with the instructions thereto, the holder of such shares of Company Capital Stock shall be entitled to receive, promptly after the Paying Agent’s receipt of the Carta Cancellation in respect of such shares of Company Capital Stock, in exchange therefor, cash pursuant to Section 1.9(a)(i) in an amount set forth in the Consideration Spreadsheet, which amounts shall be paid by the Paying Agent by check or wire transfer in accordance with the instructions provided by such holder.  No interest or dividends will be paid or accrued on the consideration payable upon the surrender or transfer of any Certificate.  Until surrendered in accordance with the provisions of this Section 1.11(b), each Certificate (other than those representing Company Capital Stock to be cancelled pursuant to Section 1.9(b)) shall represent, for all purposes, only the right to receive an amount in cash equal to the portion of the Total Merger Consideration payable in respect thereof pursuant to Section 1.9(a) in respect of the Company Capital Stock formerly evidenced by such Certificate, without any interest or dividends thereon.

(c)The consideration issued upon the surrender of Certificates in accordance with this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Capital Stock formerly represented thereby.  After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Company Capital Stock that was outstanding immediately prior to the Effective Time.

(d)Neither Acquiror nor the Surviving Corporation shall be liable to a holder of shares of Company Capital Stock or any other Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If a Transmittal Letter shall not have been received by the Paying Agent by the sixth anniversary of the Closing Date (or immediately prior to such earlier date on which the Total Merger Consideration, dividends (whether in cash, stock or property) or other distributions with respect to such Company Capital Stock would otherwise escheat to or become the property of any foreign, federal, state or local governments or governmental agency), any such shares, cash, dividends or distributions in respect of such Company Capital Stock shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(e)Promptly after the Effective Time, the Paying Agent shall deliver to each Company Noteholder the cash amount such holder has the right to receive pursuant to Section 1.9(a)(iii) in respect of a Company Note as stated in the Consideration Spreadsheet.  The Paying Agent shall pay the Option Consideration pursuant to Section 1.9(a)(ii) and the Plan Consideration pursuant to Section 1.9(a)(iv), in each case, to the Surviving Corporation for further distribution to the Company Optionholders and the Plan Participants, respectively, in accordance with Section 1.9(a)(ii), Section 1.9(a)(ii), and as set forth in the Consideration Spreadsheet, in order that such payments be effected through the Surviving Corporation’s payroll payment system (in each case subject to applicable withholding Taxes).

(f)No interest shall accumulate on any cash payable in connection with the Merger.  All amounts paid by Acquiror hereunder shall be made in U.S. dollars.

1.12No Further Ownership Rights in the Company Capital Stock, Company Options, Company Notes or Rights under the Phantom Equity Plan.  All cash paid or payable following the surrender for exchange of all shares of Company Capital Stock, and all cash paid or payable in respect of Company Options, the Phantom Equity Plan and Company Notes, in each case, in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to all shares of Company Capital Stock, Company Options, Company Notes and the Phantom Equity Plan, including any rights to declared but unpaid dividends, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time.

1.13Tax Consequences.  The Company and each of the Company Holders each acknowledges and agrees that neither Acquiror nor Merger Sub makes any representations or warranties to the Company or to any Company Holder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Holder of this Agreement, the Merger, or any of the other transactions or agreements contemplated hereby.  The Company and each of the Company Holders each acknowledges and agrees that it is relying solely on its own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.  Each Company Holder understands that each such Company Holder (and none of Acquiror, Merger Sub, nor the Surviving Corporation) is responsible for his, her or its own Tax liability that may arise as a result of the transactions or agreements contemplated hereby.

1.14Withholding Rights.  Each of Acquiror, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the cash otherwise payable under this Agreement to any holder of any shares of Company Capital Stock, Company Options, or Company Notes or any Plan Participant, such amounts as Acquiror, Merger Sub, the Surviving Corporation, or the Paying Agent reasonably determines that it is required to deduct and withhold with respect to any such payments under the Code or any other provision of federal, state, local or foreign Tax law.  To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.15Purchase Price Adjustment.

(a)At least three Business Days prior to the Closing Date, the Company shall prepare a calculation of its good faith estimate of the Company’s Net Working Capital as of the close of business on the day immediately prior to Closing Date (the “Preliminary Net Working Capital Calculation”), and shall deliver the same to the Acquiror. Such Preliminary Net Working Capital Calculation shall be: (i) prepared from the Company’s books and records in accordance with GAAP and (ii) prepared and adjusted in accordance with the sample calculation of Net Working Capital attached hereto as Exhibit K.

(b)If the Preliminary Net Working Capital Calculation shows the Company’s Net Working Capital to be less than the Target Net Working Capital, then the Initial Merger Consideration shall be reduced at Closing on a dollar-for-dollar basis by the amount equal to the difference between the Company’s Net Working Capital as set forth in the Preliminary Net Working Capital Calculation and the Target Net Working Capital (such amount, the “Preliminary NWC Shortfall Amount”).

(c)Within ninety (90) days following the Closing, Acquiror shall deliver to the Company Holders’ Agent a calculation of the Company’s Net Working Capital as of the close of business on the day immediately prior to the Closing Date (the “Closing Net Working Capital Calculation”).

(d)The Company Holders’ Agent and its Representatives shall be given reasonable access to the books, records, work papers and calculations reasonably necessary to review the Preliminary Net Working Capital Calculation, Closing Net Working Capital Calculation and any related matter under this Section 1.15, and reasonable access to the personnel and representatives of the Company and Acquiror as is reasonably necessary for the purpose of resolving any disputes or responding to any matters or inquiries raised in such Preliminary Net Working Capital Calculation, Closing Net Working Capital Calculation or any related matter under this Section 1.15.

(e)Following receipt of the Closing Net Working Capital Calculation, the Company Holders’ Agent may review the Closing Net Working Capital Calculation and, within forty five (45) days after receipt thereof (the “Review Period”), the Company Holders’ Agent may deliver to Acquiror a notice setting forth a detailed itemization of the Company Holders’ Agent’s objections to the Closing Net Working Capital Calculation, together with a summary of the reasons therefor and calculations which, in the Company Holders’ Agent’s view, are necessary to make the Closing Net Working Capital Calculation correct in accordance with the terms of this Agreement (the “Objection Notice”). If the Company Holders’ Agent does not deliver to Acquiror an Objection Notice within the Review Period, the Closing Net Working Capital Calculation shall be deemed to be final and binding as the “Company’s Net Working Capital” for purposes of this Agreement. Any objection not specified in the Objection Notice shall be deemed waived, and the Company Holders’ Agent shall be estopped from asserting such objection in any future Proceeding under this Agreement or otherwise.

(f)If the Company Holders’ Agent delivers to Acquiror an Objection Notice within the Review Period, Acquiror and the Company Holders’ Agent shall negotiate in good faith for thirty (30) days following the Company Holders’ Agent’s delivery of an Objection Notice (the “Resolution Period”) to attempt to resolve by written agreement (the “Agreed Adjustments”) their differences as to the Closing Net Working Capital Calculation and the calculation of the Company’s Net Working Capital, and if the Company Holders’ Agent and Acquiror so resolve all such differences, the Closing Net Working Capital Calculation as adjusted by the Agreed Adjustments shall be final and binding as the “Company’s Net Working Capital” for purposes of this Agreement.

(g)If all objections raised by the Company Holders’ Agent in the Objection Notice are not resolved within the Resolution Period, then Acquiror shall have thirty (30) days from the end of the Resolution Period in which to prepare, at its option, a certificate setting forth a detailed itemization of Acquiror’s objections to the Objection Notice, together with a summary of the reasons therefor (the “Acquiror Objection Notice”), and deliver such Acquiror Objection Notice to the Company Holders’ Agent. Acquiror and the Company Holders’ Agent shall thereupon submit the objections identified in the Objection Notice (other than the Agreed Adjustments) and the Acquiror Objection Notice to Ernst & Young LLP (the “Neutral Auditor”). The parties hereto agree to execute, if requested by the Neutral Auditor, an engagement letter containing reasonable and customary terms. The Neutral Auditor will consider only those items and amounts that Acquiror and the Company Holders’ Agent are unable to resolve. In making its determination, the Neutral Auditors shall (i) be bound by the terms and conditions of this Agreement, including without limitation the definition of the Net Working Capital and the terms of this Section 1.15 and (ii) not assign any value with respect to a disputed amount that is greater than the highest value for such amount claimed by either Acquiror or the Company Holders’ Agent or that is less than the lowest value for such amount claimed by either Acquiror or the Company Holders’ Agent. The costs, fees and expenses of the Neutral Auditor will be allocated by the Neutral Auditor between Acquiror and the Company Holders’ Agent (on behalf of the Company Holders) in the same proportion that the aggregate dollar amount of such resolved disputed items so submitted to the Neutral Auditor that is unsuccessfully disputed by each such party (as finally determined by the Neutral Auditor) bears to the total dollar amount of such resolved disputed items so submitted. The Neutral Auditor’s determination shall be made within fifteen (15) days of its selection, and shall be set forth in a written statement delivered to Acquiror and the Company Holders’ Agent. The Closing Net Working Capital Calculation, after giving effect to any Agreed Adjustments and to the resolution of disputed matters by the Neutral Auditor, shall be final and binding as the “Company’s Net Working Capital” for purposes of this Agreement.

(h)To the extent that the Final NWC is less than the Preliminary Net Working Capital Calculation, Acquiror shall be entitled to receive an amount, on a dollar-for-dollar basis, equal to the difference between the Preliminary Net Working Capital Calculation and the Company’s Net Working Capital as finally determined, which shall be, at Acquiror’s sole discretion, either (x) retained by Acquiror from the Holdback Fund (with any amount exceeding the amount retained from the Holdback Fund to come from the Company Holders severally and not jointly in accordance with each Company Holder’s Pro Rata Share) or (y) paid by the Company Holders to Acquiror severally and not jointly in accordance with each Company Holder’s Pro Rata Share within five (5) Business Days after the True-Up Amount has been finally determined. To the extent that the Final NWC is more than the Preliminary Net Working Capital Calculation, the Company Holders shall be entitled to receive from Acquiror the True-Up Amount, to be paid by Acquiror to Paying Agent within five (5) Business Days after the True-Up Amount has been finally determined for further distribution by the Paying Agent to the Company Holders.

1.16Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Disclosure Letter”) as of the Agreement Date and as of the Closing Date, (it being understood and hereby agreed that (i) the disclosures set forth in the Disclosure Letter shall be organized under separate section and subsection references that correspond to the sections and subsections of this Article II to which such disclosure relates, and (ii) the disclosure set forth in a particular section or subsection of the Disclosure Letter shall qualify (A) the representations and warranties set forth in the corresponding section or subsection of this Article II, and (B) such other representations and warranties set forth in this Article II if upon a reading of the disclosure, without any independent knowledge of the subject matter thereof or the contents of any documents referenced therein, such disclosure is readily apparent to be applicable to such other representations and warranties) the Company represents and warrants to Acquiror (as though made then and as though the Closing Date were substituted for the Agreement Date throughout this Article II) as follows:

2.1Organization, Standing and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority and possesses all permits necessary or desirable to enable it to own, lease or otherwise hold its properties and to conduct its business as now being conducted.  The Company is duly qualified to do business and is in good standing in the State of Colorado and each other jurisdiction in which it is legally required to be qualified and in good standing, except where the failure to be so qualified and in good standing has not had and will not have a Material Adverse Effect.  Schedule 2.1 to the Disclosure Letter lists each jurisdiction in which the Company (a) has offices, employees, or otherwise does business, (b) is registered with the applicable Governmental Entity as qualified to do business, or (c) pays Taxes.

2.2Subsidiaries.  The Company has never been a Subsidiary of another Person and the Company does not have, nor has the Company ever had, any Subsidiary.

2.3Organizational Documents.

(a)Schedule 2.3(a) to the Disclosure Letter sets forth true, complete, and correct copies of the certificate of incorporation and bylaws of the Company (as amended through the Agreement Date, the “Organizational Documents”) as in effect as of the Agreement Date.  The Company is not in violation of any of the provisions of its Organizational Documents.

(b)Schedule 2.3(b) to the Disclosure Letter sets forth a true, complete, and correct list of the officers and directors of the Company as of the Agreement Date.

2.4Authority and Enforceability.

(a)The Company has all requisite corporate power and authority to enter into this Agreement, each of the other agreements contemplated hereby to which the Company is or will be a party, and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement, each of the other agreements contemplated hereby to which the Company is or will be a party, the performance of the Company’s obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby or thereby have been duly authorized by all necessary action on the part of the Company.  This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, and each other agreement contemplated hereby to which the Company is or will be a party, after being duly executed and delivered by the Company, will (assuming due authorization, execution, and delivery by the other parties thereto) constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, in each case, subject only to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium, or other similar laws relating to or affecting the rights or remedies of creditors, or (ii) general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief) (such laws and principles described in clauses (i) and (ii) being referred to herein as “Creditors’ Rights”).

(b)The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote or consent of the Company Board, has approved this Agreement, the Certificate of Merger, the Merger, and the other transactions contemplated by this Agreement, and determined that this Agreement and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company Stockholders.

2.5Non-Contravention.  The execution and delivery of this Agreement by the Company, the execution and delivery of each of the other agreements contemplated hereby to which the Company is or will be a party, the consummation of the transactions contemplated hereby and thereby will not, and the performance by the Company of its obligations hereunder and thereunder, does not and will not:

(a)result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the properties or assets of the Company or, to the Knowledge of the Company, any of the shares of Company Capital Stock;

(b)conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, or acceleration of any obligation or loss of any material benefit under, or an increase of or an acceleration of, or guaranteed rights or material entitlements of any Person under, or require any Approval pursuant to any provision of the Organizational Documents; or

(c)conflict with, or result in any material violation of or material default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, or acceleration of any material obligation or loss of any material benefit under, or a material increase of or an acceleration of, or guaranteed rights or material entitlements of any Person under, or require any Approval pursuant to, (i) any Contract or (ii) any Legal Requirements applicable to the Company or to any of its properties or assets.

2.6Consents; Approvals; Permits.

(a)Schedule 2.6(a) to the Disclosure Letter sets forth a list of all notices, reports, filings, approvals, orders, authorizations, consents, licenses, permits, qualifications, or registrations, or qualifications, registrations, or applications for new approvals or waivers of any of the foregoing, in each case, required to be obtained from or made with, or any notice, statement, or other communications required to be filed with or delivered to, any Governmental Entity or any other Person (each, an “Approval”) and the Contracts associated therewith (if any) that are required as a result of the execution, delivery, and performance by the Company of this Agreement by the Company, each of the other agreements contemplated hereby to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby.  Except as set forth on Schedule 2.6(a) to the Disclosure Letter, no Approval is required or necessary in connection with the execution and delivery of this Agreement by the Company, each of the other agreements contemplated hereby to which the Company is or will be a party, or the consummation of the transactions contemplated hereby and thereby.  None of the Material Contracts will terminate as the result of any failure to obtain any Approval required thereunder in connection with the transactions contemplated hereby.

(b)Schedule 2.6(b) to the Disclosure Letter sets forth a list of each Approval issued by or received from any Governmental Entity (i) pursuant to which the Company currently operates or holds any ownership interest in any of its material assets or material properties, or (ii) that is required for the operation of the Company’s business or the holding of any such interest (all of the foregoing Approvals, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, and the Company is, and at all times has been, in material compliance with the requirements of the Company Authorizations.  The Company has taken no action or failed to take any action that, and the Company has not received notice that any event has occurred that, has resulted in or after notice or lapse of time or both would result in, revocation, suspension, a material and adverse modification, non-renewal, material impairment, material restriction, termination, or cancellation of, or order of forfeiture or substantial fine with respect to, the Company Authorizations.  The Company has not received from any Governmental Entity any written, or to the Knowledge of the Company, other notification from a Governmental Entity with respect to possible non-compliance with any Company Authorizations.

2.7Material Contracts.

(a)Schedule 2.7(a) to the Disclosure Letter identifies each of the following Contracts to which the Company is a party or by which the Company or any of the assets or properties of the Company are bound as of the Agreement Date (each such Contract, identified on Schedule 2.7(a) to the Disclosure Letter, a “Material Contract”):

(i)any distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, agency, or manufacturer’s representative Contract (not otherwise included in Section 2.7(a)(xvii));

(ii)any Contract for the purchase, sale, or license of materials, supplies, equipment, services, software, Intellectual Property Embodiments, or other assets involving in the case of any such individual Contract more than $20,000 paid by or to the Company over the remaining life of such Contract (excluding Contracts on or without material deviation from the Company’s standard form customer or distributor agreements, the standard forms of which have been provided or made available to Acquiror or its Representatives);

(iii)any Contract creating or otherwise relating to Indebtedness or other Contract for any foreign currency exchange, commodities or other hedging arrangement;

(iv)any Contract limiting the freedom of the Company to solicit or hire any individual or engage or participate, or compete with any other Person, in any line of business, market, or geographic area;

(v)any Contract granting most favored nation pricing or similar provisions;

(vi)any Contract granting any exclusive rights with respect to the Company Products or Company Intellectual Property Rights of any type or scope to any Person;

(vii)any Contract granting rights of refusal, rights of first negotiation, or similar rights or terms to any Person;

(viii)any Contract pursuant to which the Company is a lessor or lessee of any or any machinery, equipment, motor vehicles, office furniture, fixtures, or other personal property involving in excess of $20,000 per annum;

(ix)any Contract of guarantee, support, indemnification (other than (A) indemnity provisions contained in the Company’s standard-form of customer or distributor agreement, the standard forms of which have been provided or made available to Acquiror or its Representatives or (B) contained in Contracts referenced in Section 2.7(a)(xvii)), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or Indebtedness of any other Person;

(x)any Contract containing a license, sublicense, or other Contract and pursuant to which any Person is authorized to use any Company Intellectual Property Rights or Company Product other than Contracts substantially similar to the Company’s standard form customer or distributor agreements, the standard forms of which have been provided or made available to Acquiror or its Representatives;

(xi)any Contract containing a license, sublicense, or other Contract pursuant to which the Company acquired or is authorized to use any Third Party Intellectual Property Rights, other than (A) Contracts for “shrink wrap” and similar generally available commercial end‑user licenses to Software that involves payments or expenditures by the Company of $20,000 or less over the life of the applicable Contract and (B) Contracts for Publicly Available Software;

(xii)any Contract constituting a license, sublicense, or other Contract pursuant to which the Company has agreed to any material restriction on the right of the Company to use or enforce any Company Intellectual Property Rights or pursuant to which the Company agrees to encumber or transfer ownership of any Company Intellectual Property Rights;

(xiii)any Contract providing for the development of any Software, content, technology, or Intellectual Property Embodiment, independently or jointly, by or for the Company other than Contracts with independent contractors entered into by the Company on Contracts substantially similar to the Company’s contractor agreements, the standard forms of which have been provided or made available to Acquiror or its Representatives;

(xiv)any Contract to license or authorize any third party to manufacture or reproduce any Company Products, or any Company Intellectual Property Embodiment, other than customary licenses to produce backup copies pursuant to the terms of the Company’s standard forms of agreement;

(xv)any Contracts relating to the membership of, or participation by, the Company in, or the affiliation of the Company with, any industry standards group or association;

(xvi)(A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses, or losses with other Persons (other than regular compensation and usual benefit payments made in the ordinary course of business consistent with past practice), or (C) any Contract that involves the payment of royalties to any other Person;

(xvii)any Contract constituting an agreement for indemnification or warranty or any Contract containing any support, maintenance, or service obligation on the part of the Company (other than Contracts substantially similar to the Company’s standard form customer or distributor agreements, the standard forms of which have been provided or made available to Acquiror or its Representatives);

(xviii)any Contract for the employment or engagement of any director, officer, employee, consultant, or independent contractor of the Company or any other type of Contract with any director, officer, employee, consultant, or independent contractor of the Company that is not immediately terminable by the Company without cost, including any Contract requiring (whether alone or in conjunction with another event) the Company to make a payment to any director, officer, employee, consultant, or independent contractor on account of the transactions contemplated hereby or any Contract that is entered into in connection with this Agreement;

(xix)any Contract or plan (including any equity option, merger, or equity bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase, or redemption of any shares of Company Capital Stock or any other securities of the Company or any options, warrants, convertible notes, or other rights to purchase or otherwise acquire any Equity Interests of the Company;

(xx)any Contract with any labor union, works council, trade union, or other representative of employees, including a collective bargaining agreement or other Contract with any employees or representative of employees;

(xxi)any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

(xxii)any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock or shares, purchase of assets, license, or otherwise, or any Contract pursuant to which it has any ownership interest in any other Person;

(xxiii)any Contract with any Governmental Entity;

(xxiv)any confidentiality, secrecy, or non-disclosure Contract other than the Confidentiality Agreement and other than any such Contract entered into with customers and distributors, or by prospective customers and distributors, in the ordinary course of business pursuant to the Company’s standard form or without material deviation therefrom (a copy of which has been provided or made available to Acquiror);

(xxv)any Contract constituting a settlement agreement;

(xxvi)any Contract for any outstanding loan, advance or investment by the Company, or any Contract relating to the making of such loan, advance or investment (excluding trade receivables and advances to employees for normally incurred business expenses each arising in the ordinary course of business consistent with past practice);

(xxvii)any Contract constituting a power of attorney;

(xxviii) any Contract relating to insurance of the Company (other than those policies identified in Schedule 2.22 to the Disclosure Letter);

(xxix)any Contract containing a “change of control” provision;

(xxx)any Contract for the purchase, sale or lease of any Property; or

(xxxi)any Contract or obligation not listed in clauses (i) through (xxx) that individually had or has a value or payment obligation in excess of $20,000 over the life of the Contract or is otherwise material to the Company or its business, operations, financial condition, properties or assets or on which the Company’s business, operations, financial condition, properties or assets are substantially dependent.

(b)All Material Contracts are in written form.  The Company has performed all of the obligations required to be performed by it and, to the Knowledge of the Company, is not in default in respect of, any Material Contract.  There exists no default or event of default or event, occurrence, condition, or act, with respect to the Company, and the Company has not received notice of any default or event of default or event, occurrence, condition, or act with respect to any other contracting party, in each case which, with the giving of notice, the lapse of time, or the consummation of the transactions contemplated hereby, would reasonably be expected to (i) become a default or event of default under any Material Contract, or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty, or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract.  The Company has not received any written notice or, to the Knowledge of the Company, any other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract.

(c)Each of the Material Contracts is in full force and effect and constitutes a legal, valid, and binding agreement of the Company and the Company has no Knowledge that any Material Contract is not a legal, valid, and binding agreement of any other party thereto, subject to Creditors’ Rights.  Immediately following the Closing Date, each Material Contract shall remain a legal, valid, and binding agreement of the Company.

(d)True and complete copies of each Material Contract, together with all amendments and supplements thereto and all waivers of any terms thereof, have been provided or made available to Acquiror or its Representatives prior to the Agreement Date.

2.8Capital Structure.

(a)The authorized capital stock of the Company consists solely of 13,999,646 shares of Company Capital Stock with a par value of $0.0001 per share, of which (i) 10,000,000 shares are designated as Common Stock and (ii) 3,999,646 are designated as Preferred Stock, 2,612,740 of which are designated as Series Seed Preferred Stock, 1,092,605 of which are designated as Series Seed-1 Preferred Stock and 294,301 of which are designated as Series Seed-2 Preferred Stock.  A total of 3,929,159 shares of Company Common Stock and 3,999,640 shares of Company Preferred Stock are issued and outstanding as of the Agreement Date, of which 2,612,734 are Series Seed Preferred Stock, 1,092,605 are Series Seed-1 Preferred Stock and 294,301 of which are Series Seed-2 Preferred Stock.  The Company holds no treasury shares and has not repurchased any shares of Company Capital Stock.  As of the Agreement Date, there are no other issued and outstanding shares of Company Capital Stock or other securities of the Company and, other than the Company Notes, no outstanding commitments of any character, written or oral, or Contracts to issue or sell any shares of Company Capital Stock or other securities of the Company. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. Each share of Company Capital Stock which was issued subject to (or later made subject to) any vesting conditions is subject to a valid election under Section 83(b) of the Code, each of which has been provided or made available to Acquiror or its Representatives.

(b)Schedule 2.8(b)-1 to the Disclosure Letter accurately sets forth the name and domicile addresses and country of residence of each Person that is the registered owner as reflected in the stock records of the Company of any shares of Company Capital Stock, the number of such shares so owned by such Person, and, with respect to restricted Company Common Stock, the number of vested and unvested shares of Company Common Stock. The number of such shares of Company Capital Stock set forth as being so owned by such Person constitutes all of the shares of the issued and outstanding Capital Stock owned by such Person.  All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and, are free of any Encumbrances, preemptive rights, rights of first refusal or “put” or “call” rights (other than those that may be set forth in the Financing Documents, which will terminate as of the Effective Time), in each case, created by statute, the Organizational Documents or any Contract.  All issued and outstanding shares of Company Capital Stock or other securities of the Company, as of the Agreement Date, are held by the Persons set forth on Schedule 2.8(b)-1 to the Disclosure Letter. Except as set forth on Schedule 2.8(b)-2 to the Disclosure Letter, there is no liability for dividends accrued and unpaid by the Company.  Except as may be set forth in the Financing Documents, which will terminate as of the Effective Time, the Company is not under any obligation to register under the Securities Act any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued.  The Company shall notify Acquiror in writing promptly upon obtaining Knowledge of any changes, arising during the Pre-Closing Period, in the name or domicile addresses of any Person that is the registered owner of any shares of Company Capital Stock or the number of such shares so owned by such Person.

(c)As of the Agreement Date, the Company has reserved 2,793,787 shares of Company Common Stock for issuance to employees, directors, consultants and independent contractors pursuant to the Company Option Plans, of which 491,200 shares of Company Common Stock are subject to outstanding and unexercised Company Options, and after giving effect to the cancellation of the Company Option Plans, no shares of Company Common Stock remain available for issuance thereunder .  Schedule 2.8(c)-1 to the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options, whether or not granted under any of the Company Option Plans, including the number of shares of Company Common Stock subject to each such option, the number of vested shares of Company Common Stock subject to each such option, the number of unvested shares of Company Common Stock subject to each such option (including unvested shares of Company Common Stock issued upon exercise of such option), the date of grant, the exercise price per share, the Tax status of such option under Section 422 of the Code, and the term of each such option and the plan from which such option was granted.  In addition, Schedule 2.8(c)-2 to the Disclosure Letter sets forth a true, correct and complete list (which schedule shall be a subset of Schedule 2.8(c)-1 to the Disclosure Letter) of all holders of outstanding Company Options that are held by Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons), including a description of the relationship between each such Person and the Company.  Schedule 2.8(c)-3 to the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Notes, including the date of issuance and holder of such Company Note, the original principal amount of such Company Note, the amount of accrued and unpaid interest with respect to such Company Note as of the Interest Cutoff Date any change of control or other premium payable upon repayment of such Company Note, and the number of shares of Company Capital Stock issuable upon conversion of such Company Note (if any) in connection with the Closing, and the maturity date of such Company Note.

(d)All issued and outstanding shares of Company Capital Stock were issued in compliance with all applicable foreign, federal and state securities laws and in compliance with all other applicable Legal Requirements and all requirements set forth in applicable Contracts.

(e)Other than pursuant to this Agreement and as set forth in the Financing Documents, which will terminate as of the Effective Time, no Person has any right to acquire any shares of Company Capital Stock or other securities of the Company or any options, warrants, or other rights to purchase shares of Company Capital Stock or other securities of the Company from the Company, or any Company Holder.

(f)No Indebtedness of the Company (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is in any way based upon or derived from Equity Interests or voting interests of the Company, are issued or outstanding (collectively, “Company Voting Debt”).

(g)Except for the Company Capital Stock described on Schedule 2.8(b) to the Disclosure Letter and the Company Options and Company Notes described on Schedule 2.8(c) to the Disclosure Letter, as of the Agreement Date, there are no Equity Interests of the Company, options, warrants, calls, rights, or Contracts obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Company Capital Stock, options, warrants or other rights to purchase shares of Company Capital Stock or other securities of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, warrant, call, right or Contract.  There are no Contracts relating to voting, purchase or sale of any Company Capital Stock (i) between or among the Company and any Company Holders, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Knowledge of the Company, between or among any of the Company Holders. True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Common Stock purchased under such Company Option) have been provided or made available to Acquiror or its Representatives , and such plans and Contracts have not been amended, modified or supplemented since being provided or made available to Acquiror or its Representatives, and there are no agreements, understandings or commitments to amend, modify or supplement such plans or Contracts in any case from those provided or made available to Acquiror or its Representatives.

(h)The Consideration Spreadsheet will accurately set forth, as of the Closing, the name and domicile of each Person that is the registered owner of any shares of Company Capital Stock, Company Options and/or Company Notes and the number and kind of such shares so owned, or subject to Company Options or Company Notes so owned, by such Person.  The number of such shares set forth as being so owned, or subject to Company Options and/or Company Notes so owned, by such Person will constitute the entire interest of such Person in the issued and outstanding capital stock, voting securities or other securities of the Company.  As of the Effective Time, no other Person not disclosed in the Consideration Spreadsheet will have a right to acquire any shares of Company Capital Stock and/or Company Options from the Company.

2.9Financial Statements.

(a)The Company has delivered or made available to Acquiror or its Representatives the financial statements of the Company for the years ended December 31, 2016, December 31, 2017, and December 31, 2018 (including, in each case, the balance sheet, statement of income, statement in changes of shareholders’ equity, and statement of cash flows) and the balance sheet of the Company for the nine-month period ended September 30, 2019 (collectively, the “Financial Statements”), copies of which are included as Schedule 2.9(a) to the Disclosure Letter.

(b)The Financial Statements (i) have been prepared from the books and records of the Company, (ii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other, and (iv) fairly present, in all material respects, the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of the balance sheet of the Company for the nine-month period ended September 30, 2019, to the exclusion of footnotes and other presentation items, none of which individually or in the aggregate will be material in amount).  All reserves that are set forth in or reflected in the Balance Sheet have been established in accordance with GAAP applied on a consistent basis with past periods.

(c)The books of account and other financial records of the Company have been kept accurately in the ordinary course of business consistent with applicable Legal Requirements in all material respects, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and Liabilities of the Company have been properly recorded therein in all material respects.  The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts, and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management and the Company Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP, and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company, (iv) that the amount recorded for assets on the books and records of the Company is compared with the value of existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) accounts, notes, and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  Since the Balance Sheet Date, there has been no change in the Company’s accounting policies.  Since the Balance Sheet Date, there has been no change in any accounting controls, policies, principles, methods, or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities, or otherwise) of the Company.

(d)Neither the Company nor, to the Knowledge of the Company, any current or former employee, consultant, or director of the Company, has identified or has received or otherwise had or obtained knowledge of any Fraud, whether or not material, that involves the Company’s management or other current or former employees, consultants, or directors of the Company who have a role in the preparation of the Company’s financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing.  Neither the Company nor, to the Knowledge of the Company, any of the Company’s directors, officers, employees, auditors, or accountants, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, in each case, regarding (i) the Company’s accounting or auditing practices, procedures, methodologies, or methods or its internal accounting controls or any (ii) inaccuracy in the Company’s financial statements.  There have been no internal investigations conducted by the Company or any other alleged misconduct of the Company, in each case, regarding accounting or revenue recognition.

(e)No attorney representing the Company, whether or not employed or engaged by the Company, has reported to the Company Board or any committee thereof or to any director or officer of the Company evidence of a violation of securities laws, breach of fiduciary duty, or similar violation by the Company, or any of its respective officers, directors, employees, or agents.

(f)Schedule 2.9(f) to the Disclosure Letter lists as of the Closing Date all Indebtedness of the Company (“Company Debt”), including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, and any assets or properties securing such Company Debt, as applicable.  All Company Debt may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Debt.

2.10Absence of Certain Changes.  Since December 31, 2018, and except as set forth in Schedule 2.10 to the Disclosure Letter, there has not been any Material Adverse Effect on the Company, the Company has conducted its business only in the ordinary course consistent with past practice, and, without limiting the generality of the foregoing:

(a)the Company has not entered into any Contract or letter of intent with respect to any (i) acquisition, sale, or transfer of any asset of the Company (other than nonexclusive licenses of Company Products granted to its customers or distributors in the ordinary course of its business consistent with its past practice) and (ii) merger, consolidation with, or purchase of a substantial portion of the assets of, any other business or Person;

(b)except as required by GAAP, there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by the Company or any revaluation by the Company of any of its assets;

(c)there has not occurred any declaration, setting aside, or payment of a dividend or other distribution (whether in cash, stock, shares, or property) with respect to any securities of the Company, or any direct or indirect redemption, purchase, or other acquisition by the Company of any of its securities, or any change in any rights, preferences, privileges, or restrictions of any of its outstanding securities, and the Company has not effected or approved any split, combination or reclassification of any Equity Interests of the Company;

(d)the Company has not entered into, amended, terminated, breached, or waived any of its rights, benefits, or claims under, any Material Contract, in each case, except in the ordinary course of business and consistent with prior practice, there has not occurred any material default by the Company under any Material Contract, and the Company has not received notice of any material default by any other Person under any Material Contract;

(e)there has not occurred any amendment or change to the Organizational Documents;

(f)there has not occurred any increase in, or modification of, the compensation or benefits payable or to become potentially payable by the Company to any of its directors, officers, employees, or consultants, any modification of any plan or agreement that could provide for “nonqualified deferred compensation” within the meaning of Section 409A of the Code and applicable guidance thereunder, or any new loans or extension of existing loans to any such Persons (other than routine expense advances to employees of the Company consistent with past practice), any adoption of a Company Employee Plan or any termination or modification of any Company Employee Plan, and the Company has not entered into any Contract to grant or provide (nor has it granted any) severance, acceleration of vesting, or other similar benefits to any such Persons;

(g)the Company has not made any payment to, or entered into any Contract with any director, officer, stockholder, partner, employee, holder of any Equity Interests of the Company or any Affiliate of the Company, except regular compensation and usual benefit payments made in the ordinary course of business consistent with past practice;

(h)there has not occurred the execution of any employment, consulting, bonus, change in control, severance, retention, or other agreements or service Contracts or Contracts with a labor union, trade union, works council or other employee representative or the extension of the term of any existing employment, consulting, bonus, change in control, severance, retention, or other agreement or service Contract with any Person in the employ or service of the Company;

(i)there has not occurred any change in title, office, or position, or reduction in the responsibilities of, or change in identity with respect to the management, supervisory, or other key personnel of the Company, any hiring or termination of employment of any such employees, or any labor dispute or claim of unfair labor practices involving the Company;

(j)the Company has not incurred, created, or assumed any Encumbrance (other than a Permitted Encumbrance and licenses (A) set forth on Schedule 2.7(a)(x) to the Disclosure Letter or (B) not required to be disclosed on Schedule 2.7(a)(x) to the Disclosure Letter) on any of its assets or properties, any Indebtedness or any Liability as guaranty or surety with respect to the obligations of any other Person;

(k)the Company has not paid, discharged, cancelled, or waived any Encumbrance or Liability which was not shown on the Balance Sheet or incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date;

(l)the Company has not incurred any Liability to or entered into any Contract with its directors, officers, employees, contractors, stockholders, or any of their respective Affiliates or family members (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business, consistent with past practice);

(m)the Company has not deferred, failed to pay, or otherwise satisfy any Liability in excess of $20,000 of the Company that is presently due and payable except Liabilities that are being contested in good faith by appropriate means or proceedings;

(n)the Company has not given any discount, accommodation or other concession to, or engaged in any other efforts with, customers in each case, outside the ordinary course of business, consistent with past practice;

(o)the Company has not made any material change from past practices in the manner in which it extends discounts, credits, or warranties to customers;

(p)there has been no damage, destruction, or loss, whether or not covered by insurance, affecting the assets, properties, or business of the Company;

(q)the Company has not sold, disposed of, transferred, or licensed to any Person any rights to any Company Intellectual Property Rights other than in the ordinary course of business consistent with past practice, has acquired or licensed from any Person any Intellectual Property, or has sold, disposed of, transferred, or provided a copy of the source code for the Company Proprietary Software to any Person (other than any employee, consultant, or subcontractor of Company);

(r)the Company has not issued (or made any commitments to issue) additional securities;

(s)the Company has not incurred any Liability, other than an individual Liability incurred in the ordinary course of business consistent with past practice that does not exceed $20,000 and the Transaction Expenses;

(t)the Company has not made any payment in excess of $20,000;

(u)the Company has not entered into any Contract that imposes any restriction on the right or ability of the Company (or following the Closing, Acquiror and its Affiliates) to engage in any line of business or to compete with any other Person or contains any exclusive rights, most favored nation or similar provisions;

(v)the Company has not engaged in any transaction outside the ordinary course of business (except as expressly contemplated by this Agreement);

(w)the Company has not (i) made, revoked or changed any material election in respect of Taxes, (ii) adopted or changed any accounting method in respect of Taxes, (iii) filed any amended Tax Return, (iv) entered into any Tax Sharing Agreement, closing agreement, or settlement or compromise of any claim or assessment in respect of Taxes, (v) consented to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes with any Governmental Entity, or (vi) surrendered any right to claim a refund of Taxes.

(x)the Company has not failed to renew, cancelled, or amended any insurance policy;

(y)the Company has not (i) commenced a Proceeding or (ii) settled or agreed to settle, cancel, compromise, release, or provide a waiver with respect to any pending or threatened Proceeding any matter that is adverse to the Company; and

(z)the Company has not agreed, in writing or otherwise, to do any of the foregoing.

2.11No Undisclosed Liabilities.  The Company has no Liabilities other than (a) those set forth in the balance sheet of the Company as of September 30, 2019, which is included in the Financial Statements (the “Balance Sheet”), (b) those incurred in the conduct of the Company’s business since September 30, 2019 (the “Balance Sheet Date”) in the ordinary course, consistent with past practice, which are of the type that ordinarily recur and, individually or in the aggregate, do not result from any breach of Contract, tort or violation of any material Legal Requirement applicable to the Company, and (c) Liabilities under or incurred in connection with this Agreement and the transactions contemplated thereby.

2.12Assets and Properties.

(a)The Company does not own, nor has ever owned any real property.  Schedule 2.12(a) to the Disclosure Letter identifies each parcel of real property leased, occupied, or otherwise used by the Company (the “Company Real Estate”).  The Company has adequate rights of ingress and egress into any Company Real Estate and, to the Knowledge of the Company, there are no facts that could reasonably be expected to materially and adversely affect the possession, use, or occupancy of the Company Real Estate.  To the Knowledge of the Company, all utilities serving the Company Real Estate are installed and operating and are sufficient to enable the Company Real Estate to continue to be used and operated consistent with past practices, and any hook-up fees or other associated charges accrued to date have been fully paid.  All Company Real Estate is leased free and clear of all Encumbrances, except for Permitted Encumbrances, and, to the Knowledge of the Company, no Company Real Estate is subject to any order to be sold or condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the Knowledge of the Company, are any such proceedings threatened.  The Company has provided or made available to Acquiror or its Representatives true, correct, and complete copies of all leases, subleases and other agreements under which the Company uses or occupies, or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto.

(b)The tangible personal property of the Company is (i) in good operating condition and repair, subject to normal wear and tear, and (ii) not obsolete, dangerous, or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice.  The Company has performed adequate and customary maintenance on all items of tangible personal property and has not deferred maintenance of any such item of tangible personal property.  The tangible personal property is sufficient for the continued conduct of business of the Company after the Closing in substantially the same manner as conducted prior to the Closing and constitutes all of the personal property necessary to conduct the business of the Company as currently conducted.

(c)Schedule 2.12(c)-1 and Schedule 2.12(c)-2 to the Disclosure Letter set forth a list of each tangible asset and item of tangible personal property of the Company with an assessed value in excess of $10,000 or that is otherwise material to the business of the Company, together with a brief description.

2.13Title to Property; Encumbrances.  The Company has good and valid title to all of its properties, and interests in properties and assets, real and personal, reflected on the Balance Sheet or acquired after the Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (a) Permitted Encumbrances, (b) such imperfections of title and non-monetary Encumbrances as do not and will not detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, (c) the rights of landlords or lessors under such leasehold interests, and (d) liens securing Indebtedness that is reflected on the Balance Sheet.

2.14Litigation.

(a)Except as set forth in Schedule 2.14(a) to the Disclosure Letter, there is no claim or Proceeding pending, or, to the Knowledge of the Company, threatened in writing against the Company or any of its assets or properties or any of its directors or officers (in their capacities as such or relating to their employment, services, or relationship with the Company), nor, to the Knowledge of the Company, has the Company taken any action (or failed to take any action) that would provide a reasonable basis for any such claim or Proceeding based on actions or omissions of the Company.

(b)There is no judgment, decree, injunction, or order against or applicable to the Company, any of its assets or properties, or, to the Knowledge of the Company, any of its directors or officers (in their capacities as such or relating to their employment, services, or relationship with the Company).

(c)Except as set forth in Schedule 2.14(c) to the Disclosure Letter, the Company has no Proceedings pending against any other Person as of the Agreement Date.

2.15Restrictions on Business Activities.  There is no Contract, judgment, injunction, order, or decree binding upon the Company which has or would reasonably be expected to have, whether before or after consummation of the transactions contemplated hereby, the effect of prohibiting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company, or the conduct of business by the Company as currently conducted or as presently proposed to be conducted by the Company.

2.16Compliance with Laws.

(a)The Company is in material compliance with, and has complied in all material respects with, is not in material violation of, and has not received any written notice of, or, to the Knowledge of the Company, any other communication regarding, any violation, investigation relating to any violation, or threat to be charged with any violation with respect to, any Legal Requirement with respect to the Company, the conduct of its business, or the ownership of its business, assets and properties.

(b)The Company has not received any written notice of or, to the Knowledge of the Company, any other communication regarding (i) any actual or possible violation of any Company Authorization or any failure to comply with any term or requirement of any Company Authorization, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination, or modification of any Company Authorization.  None of the Company Authorizations will be terminated or materially impaired, or will become terminable as a result of the consummation of the transactions contemplated hereby.

(c)The Company has not, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, established or maintained a secret or unrecorded fund, participated in or co-operated with an international boycott as defined in Section 999 of the Code, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback, or other similar unlawful payment to any officer or employee of any Governmental Entity, a member of a foreign political party, or a candidate for political office in a foreign country, for the purpose of influencing any act or decision of any such Person acting in his or her official capacity or inducing the Person to do or omit to do any action in violation of his or her lawful duty, inducing such Person to use his or her influence with any government to affect or influence any act or decision of such government or instrumentality, in order to assist the Company to obtain or retain business for or with, or in directing business to, any Person.

(d)The Company is, and at all times has been, in material compliance with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended (the “Immigration Act”).  With respect to each employee (as defined in 8 C.F.R. 274a.1(f)) of the Company for whom compliance with the Immigration Act by the Company as employer is required, the Company has previously provided or made available to Acquiror or its Representatives a true, accurate, and complete copy of (i) each individual’s Form I-9 (Employment Eligibility Verification Form) and (ii) all other records, documents or other papers prepared or procured and/or retained by the Company pursuant to the Immigration Act.  The Company has not been cited, fined or served with a Notice of Intent to Fine or with a Cease and Desist Order, nor, to the Company’s Knowledge, has any action or administrative proceeding been initiated or threatened against the Company by reason of any actual or alleged failure to comply with the Immigration Act or any analogous immigration law of a country other than the United States.

2.17Intellectual Property.

(a)Schedule 2.17(a)-1 to the Disclosure Letter contains, as of the Agreement Date, an accurate and complete list and description (including a name, product description, version level, and language in which it is written) of all Company Products.  Schedule 2.17(a)-2 to the Disclosure Letter contains, as of the Agreement Date, an accurate and complete list and description (including a name, the Company Product to which such Third Party Software relates, product description, version level and license pursuant to which such Software is used) of all Third Party Software (excluding Publicly Available Software) that is (i) licensed, offered, or provided to customers of the Company as part of or in conjunction with any Company Product, or (ii) material to the development or provision of the Company Products.  The Company’s use and distribution of Third Party Software complies in all material respects with all licenses applicable to the use thereof by the Company.  To the Company’s knowledge, the version of each item of Third Party Software listed on Schedule 2.17(a)-2 is the only version currently used in the Company Products.

(b)Schedule 2.17(b) to the Disclosure Letter contains, as of the Agreement Date, an accurate and complete list of (i) each item of Registered Intellectual Property Rights that is a Company Intellectual Property Right (whether owned jointly or exclusively by the Company, (ii) the jurisdiction in which such item of Registered Intellectual Property Rights has been registered or filed and the applicable registration or serial number, and (iii) any other Person that has an ownership interest in such item of Registered Intellectual Property Rights and the nature of such ownership interest.

(c)The Company solely and exclusively owns all Company Intellectual Property Embodiments and Company Intellectual Property Rights free and clear of any Encumbrances (other than Permitted Encumbrances and licenses (i) set forth on Schedule 2.7(a)(x) to the Disclosure Letter or (ii) not required to be disclosed on Schedule 2.7(a)(x) to the Disclosure Letter).  No Person has any ownership interest in any Company Intellectual Property Embodiments or Company Intellectual Property Rights (including any ownership interest or other economic interest in any derivations thereof, whether or not developed as of the Agreement Date), or the right to royalty payments based on the Company’s or its customers’ license, sale, or use of the Company Products.  The Company has not received any written notice or written claims challenging the Company’s sole and exclusive ownership of any Company Intellectual Property Rights or Company Intellectual Property Embodiments, or the validity or enforceability of any Company Intellectual Property Rights.  The Company has not granted to any Person any exclusive rights in any Company Intellectual Property Rights or Company Intellectual Property Embodiments.

(d)The Company Intellectual Property Rights together with the Third Party Intellectual Property Rights constitute all of the Intellectual Property Rights necessary to operate the Company’s business as currently conducted, including all Intellectual Property Rights embodied in the Company Products.  All use and distribution of Company Products by or through the Company complies in all material respects with all licenses applicable thereto, provided, however, that the two foregoing sentences shall not be deemed to be a representation regarding non-infringement or violation of any Intellectual Property Rights of any Person.

(e)The Company has not infringed, misappropriated, or otherwise violated (collectively, “Infringed”), and is not Infringing, any Intellectual Property Right of any Person, and no written claim of such Infringement is pending or, to the Knowledge of the Company, threatened against the Company.  The Company has not received any written indemnification claim or written notice from any customer or other third party who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company for Infringement, nor has the Company received notice that any such third party has received any notice of Infringement.  To the Company’s knowledge, no Company Intellectual Property Rights, Company Intellectual Property Embodiment, or Company Proprietary Software is subject to any Proceeding or subject to any outstanding written order (in each case involving the Company) that restricts in any manner the use, transfer, or licensing thereof by the Company of any Company Intellectual Property Embodiment, Company Intellectual Property Rights, or Company Product, or may materially affect the validity, use, or enforceability of the Company Intellectual Property Rights.

(f)To the Company’s knowledge, no Person has Infringed, or is Infringing, any of the Company Intellectual Property Rights.

(g)The Company has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of all proprietary information that the Company holds or purports to hold as a trade secret or confidential information.

(h)All Registered Intellectual Property Rights that are Company Intellectual Property Rights are subsisting, and to the Company’s knowledge (and excluding applications for Registered Intellectual Property Rights), valid and enforceable (excluding with respect to applications therefore).  Each item of the Company Intellectual Property Rights that is a Registered Intellectual Property Right was applied for, registered or filed, as applicable, in material compliance with all Legal Requirements, and all filings, payments, and other actions required to be made or taken to maintain the application, prosecution, or registration of such item of Registered Intellectual Property Rights that are Company Intellectual Property Rights in full force and effect have been made or taken by the applicable deadline for such application, prosecution, or registration, provided, however, that with respect to applications pertaining to Company Intellectual Property Rights that are a Registered Intellectual Property Right, it is understood and agreed that such applications will be valid and enforceable when and if issued in substantially the form such applications exist as of the Closing.  No application related to such Registered Intellectual Property Rights has been abandoned, allowed to lapse, or rejected except as deemed appropriate by Company in the ordinary course of business.  Schedule 2.17(h) to the Disclosure Letter identifies and describes each filing, payment, and action that must be made or taken by the Company or its agents on or before the date that is ninety (90) days after the Closing Date in order to maintain the application, prosecution, or registration of each item of Company Intellectual Property Rights that is a Registered Intellectual Property Right in full force and effect (other than actions required because of the acts of third parties about which the Company has not received notice, as of the Closing Date).

(i)The Company maintains (i) machine-readable copies of the Company Proprietary Software, and (ii) reasonably complete technical documentation or user manuals for all releases or versions thereof currently in use by the Company, or currently made available for distribution to the customers of the Company.  Such machine readable copies conform to the corresponding source code listing of the Company Proprietary Software and the Third Party Software in all material respects.

(j)To the Company’s Knowledge, and except as set forth in Schedule 2.17(j) to the Disclosure Letter, the Company Proprietary Software and any Third Party Software that is distributed by the Company in connection with any Company Products do not contain any Harmful Code.  Schedule 2.17(j) to the Disclosure Letter lists all Publicly Available Software that is incorporated in or distributed by the Company in connection with any Company Products and describes (i) the manner in which such Publicly Available Software was used, (ii) whether  such Publicly Available Software was modified by the Company, (iii) whether such Publicly Available Software was distributed by or for the Company or any, and (iv) generally how such Publicly Available Software is integrated with or interacts with the Company Products (including any portion thereof) or the Company Proprietary Software.  The Company does not use nor has used any Publicly Available Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Company Proprietary Software, or (ii) under any license requiring the Company to disclose or distribute the source code to any of the Company Proprietary Software, to license or provide the source code to any of the Company Proprietary Software for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the Company Proprietary Software at no or minimal charge.  No source code for any Company Proprietary Software has been delivered, licensed, or made available to any escrow agent or other Person other than a Person who was, at the time, a current employee of the Company.  The Company has no obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Proprietary Software to any escrow agent or other Person.  To the Company’s Knowledge, no event has occurred, and, no circumstance or condition exists, that (with or without notice or lapse of time) would result in the delivery, license, or disclosure of any source code for any Company Proprietary Software to any other Person other than a current employee of the Company.

(k)To the Company’s Knowledge, there are no technical problems with any Company Proprietary Software (including any Company Products that are Software) that materially and adversely affect the performance of such Company Proprietary Software (including any Company Products that are Software) or cause such Company Proprietary Software (including any Company Products that are Software) to fail to substantially conform to their written specifications made available to customers other than routine software bugs or glitches that may be remedied in the ordinary course of the Company’s business.  The Company has not issued any service level credits or other similar credits or refunds due to the unavailability of Company Products.

(l)Schedule 2.17(l) to the Disclosure Letter identifies, as of the Agreement Date, all Persons, including employees, agents, consultants, and contractors, who have contributed to the development of the Company Proprietary Software or Company Products (including any Intellectual Property Rights embodied therein) or any Company Intellectual Property Right that is a Registered Intellectual Property Right.  All Persons who have materially contributed to the Company Intellectual Property Embodiments:

(i)have executed and are legally bound by a nondisclosure agreement applicable to the protection of the Company’s confidential information to which the Company is the beneficiary either directly or indirectly (for example, in the case of an employee of a consultant or independent contractor who has entered into such a nondisclosure agreement with the Company); and

(ii)have executed written Contracts of assignment in favor of the Company that convey to the Company to the extent permissible under law, sole ownership of all Intellectual Property Rights developed for the Company by such Persons in the scope of such Person’s employment by or engagement with the Company either directly or indirectly (for example, in the case of an employee of a consultant or independent contractor who has entered into such an assignment agreement with the Company) and have not exempted from such assignment any Intellectual Property Rights previously developed by such Person (except for pre-existing Intellectual Property Rights excluded from assignment by current or former consultants and that, to the extent incorporated into the work product delivered to the Company, is licensed to the Company on a perpetual basis as necessary to use such delivered work product).

(m)No funding, facilities, or personnel of any Governmental Entity were used directly or, to the Knowledge of the Company, indirectly, to develop or create, in whole or in part, any Company Intellectual Property Embodiments, except to the extent that any Governmental Entity pays for any Company Products as a customer of the Company in the ordinary course of business consistent with past practices and is not entitled to any ownership interest or other rights in the Company Intellectual Property Embodiments or Company intellectual Property Rights.

(n)The Company never been a member or promoter of, or a contributor to, any industry standards body or similar organization that would require or obligate the Company to grant or offer to any other Person any license or right to any Company Intellectual Property Rights.

(o)Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated hereby will trigger any provision of any Contract to which the Company is a party that will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare:  (i) a loss of rights in, or Encumbrance on, any Company Intellectual Property Embodiments; (ii) a breach of, or termination of any Contract required to be listed on Schedules 2.7(a)(x) or (xiii) to the Disclosure Letter; (iii) the release, disclosure, or delivery of any source code for any Company Proprietary Software by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license under, to, or in any of the Company Intellectual Property Embodiments or Company Intellectual Property Rights.

(p)The Company has taken commercially reasonable precautions designed to (i) protect the confidentiality, integrity and security of the Company Systems and all confidential information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person, including by contractually obligating any third parties that have access to the Company Systems or any data of the Company to take commercially reasonable efforts to protect the same from unauthorized access by and/or disclosure to any unauthorized third parties, and (ii) cause all Company Products and Company Systems to be free from any known material defect, known bug, virus or material programming, design or documentation error or corruption, and function, operate and run in a reasonable consistent with the operations of the business as of Closing.  The Company Products do not include or install any spyware, adware, or other similar software that monitors the use of the Company Products or contacts any remote computer without the knowledge and express consent of the user(s) of the applicable Company Product or remote computer, as applicable.  To the Company’s knowledge, in the past twelve (12) months, there have been no unauthorized intrusions or breaches of the security of any of the Company Systems controlled by the Company or Company Products.  To the Company’s Knowledge, the Company has not had any of its customers’ or employees’ personally identifiable information, in each case that is held by the Company, stolen or fraudulently acquired.

(q)Except as set forth on Schedule 2.17(q) to the Disclosure Letter, the Company has complied and does comply in all material respects with (i) its then-published privacy policies (the “Company Privacy Policies”) (complete and accurate copies of which have been provided or made available to Acquiror or its Representatives), (ii) all Legal Requirements, and (iii) all contractual obligations (including those with the customers of the Company) applicable to:  (A) the privacy of users of any of the Company’s web properties, products and/or services; (B) the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing of any personally identifiable information collected or used by the Company; and (C) the transmission of marketing and/or commercial messages through any means, including email and text message.  Each Company Privacy Policy discloses the then-applicable practices and policies with respect the collection, use, processing storage and disclosures of personally identifiable information.  The Company has taken commercially reasonable measures designed to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use or modification,.  To the Company’s Knowledge, there has been no loss, damage, or unauthorized access, use or modification of any personally identifiable information owned, held or controlled by the Company.  No Person has provided any written notice, made any written claim, tendered any subject access request to the Company, or commenced any Proceeding against the Company, in each case, with respect to loss, damage, or unauthorized access, use or modification of any personally identifiable information by the Company or any of its contractors, agents or service providers.

(r)The Company owns or leases all Company Systems that are necessary for the operations of its business as conducted.  In the past twenty-four (24) months, there has been no failure or other material substandard performance of any Company Systems that has caused any material disruption to the business of the Company. The Company has taken commercially reasonable steps to provide for the back‑up and recovery of data and information and commercially reasonable disaster recovery plans, procedures, and facilities and, as applicable, has taken commercially reasonable steps to implement such plans and procedures.  The Company has taken reasonable actions designed to protect the integrity and security of Company Systems and the confidential Software information stored thereon from unauthorized use, access, or modification by third parties.  To the Company’s knowledge, the Company Systems do not currently contain any undocumented “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry), or other undocumented software routines or hardware components intentionally designed to permit unauthorized access or to disable or erase Software, hardware, or data.

2.18Environmental Matters.  (a) All Hazardous Materials and wastes of the Company have been disposed of in accordance in all material respects with all Environmental and Safety Laws; (b) the Company has not received any written notice of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (c) no notices, administrative actions, or suits are pending or to the Knowledge of the Company, threatened in writing relating to an actual or alleged violation of any applicable Environmental and Safety Laws by the Company; (d) the Company is not a potentially responsible party under the U.S. federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local, or foreign laws arising out of events occurring prior to the Closing Date; (e) to the Knowledge of the Company, there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from any of the Facilities or any Property; (f) to the Knowledge of the Company, there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas, or oil wells; (g) the uses and activities of the Company of the Facilities and the Facilities have at all times complied with all Environmental and Safety Laws; and (h) to the Knowledge of the Company, there have not been in the past, and are not now, any events, conditions, circumstances, activities, practices, incidents, actions, or plans which could give rise to any common law or legal liability, or otherwise form the basis for any claim or Proceeding against the Company, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release, or threatened release into the environment, of any Hazardous Material.

2.19Taxes.

(a)All Tax Returns required to be filed by or with respect to the Company have been timely filed.  All such Tax Returns are complete and accurate in all material respects and have been prepared in compliance in all material respects with all applicable Legal Requirements.  All Taxes due and payable by the Company or for which the Company may otherwise be liable have been timely paid (whether or not shown as due on any Tax Returns and whether disputed or not).  All Tax withholding and deposit requirements imposed on or with respect to the Company have been satisfied in full in all respects.  The Company has delivered or made available to Acquiror or its Representatives correct and complete copies of all income Tax Returns, all material non-income Tax Returns, all examination reports, all appeals reports, all statements of deficiencies assessed or proposed to be assessed against or agreed to by the Company, and all correspondence between the Company and a Tax Authority relating to Tax Returns or Taxes of the Company.

(b)The unpaid Taxes of the Company did not, as of the Balance Sheet Date, exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) and will not exceed that reserve as adjusted for operations and transactions entered into in the ordinary course of business through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.

(c)There is (i) no claim, assessment, deficiency or adjustment for Taxes being asserted, proposed or threatened, in each case, in writing, against the Company, (ii) no lien for unpaid Taxes against the property of the Company or the Company Capital Stock other than liens for current period Taxes not yet due and payable, (iii) no audit or pending audit being conducted or to the Knowledge of the Company, threatened in writing with respect to any Tax Return of, or Taxes due from, the Company, (iv) no waiver or agreement for any extension of any statute of limitations for the assessment or collection of any Taxes granted by the Company currently in effect, (v) no agreement to any extension of time for filing any Tax Return which has not been filed where such filing is required, and (vi) no written ruling related to Taxes or any written agreement with a Tax Authority relating to Taxes.  No written claim has ever been made by any Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(d)The Company is not a party to or bound by any Tax Sharing Agreement, and the Company has no Liability or potential Liability to another party under any such agreement whether as a transferee or successor or otherwise.

(e)The Company has not participated in, or is currently participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b) or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements.

(f)The Company never been a member of any Consolidated Group.  The Company has no Liability under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements), as a transferee or successor, pursuant to any contractual obligation, as a result of any express or implied obligation to assume Liability for Taxes from, or indemnify, another Person, or otherwise for any Taxes of any other Person or entity other than the Company.

(g)The Company will not be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) adjustment under either Section 481(a) or 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Legal Requirements) by reason of a change in method of accounting or otherwise for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Legal Requirements) created on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; (vi) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date; or (vii) election under Section 965(h) of the Code.

(h)The Company has provided or made available to Acquiror or its Representatives, all documentation relating to any Tax holidays or incentives applicable to the Company.  The Company is in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be terminated or adversely affected by the transactions contemplated hereby.

(i)The Company is not nor has ever been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(j)The Company has not distributed stock or shares of another entity, and the Company has not had its shares or stock distributed by another entity, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(k)The Company is not a party to any joint venture, partnership, contract, or other arrangement that is treated as a partnership for Tax purposes.

(l)All transfer pricing between the Company and any related foreign persons or related foreign entities has been conducted at arm’s length. All payments by, to, or among the Company and its Affiliates comply with all applicable transfer pricing requirements imposed by any Governmental Entity.

(m)The Company is not subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment (as defined by an applicable tax treaty), fixed place of business or similar presence.

(n)The Company has not been subject to the limitations of Section 163(j) of the Code, or any corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements.

(o)All of the Company’s property that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate taxing jurisdiction for all periods prior to Closing and no portion of the Company’s property constitutes omitted property for property Tax purposes.

(p)The Company has not executed or filed with any Tax Authority any power of attorney with respect to any Taxes of the Company.

(q)The Company is not required to file a Tax Return in any country outside of the United States.  Schedule 2.19(q) to the Disclosure Letter sets forth each state within the United States in which the Company files, is required to file or has been required to file an income, sales, use, franchise or similar Tax Return, or is or has been liable for any income, sales, use, franchise or similar Taxes on a “nexus” basis and each such state that has sent written notice requesting information relating to the Company’s nexus with such jurisdiction, indicates those income, sales, use, franchise or similar Tax Returns that have been audited, indicates those income, sales, use, franchise or similar Tax Returns that are currently the subject of audit, and indicates those income, sales, use, franchise or similar Tax Returns whose audits have been closed.

(r)For U.S. federal and applicable state income Tax purposes, (i) the Company is, and has been since its incorporation, properly classified as an association taxable as a C corporation.

(s)Notwithstanding anything herein to the contrary, and except with respect to Sections 2.19(d), 2.19(f), 2.19(g), 2.19(h), 2.19(j), 2.19(k) and 2.19(p), (x) no representations are made concerning Acquiror’s or the Company’s ability to utilize or otherwise benefit from net operating losses, capital losses, deductions, Tax credits and other similar items of the Company for any Tax period beginning after the Closing Date, and (y) nothing in this Section 2.19 shall be construed as a representation or warranty with respect to any Tax position that any Person may take in respect of any Tax period (or portion thereof) beginning after the Closing Date.

2.20Employee Benefit Plans and Employee Matters.

(a)Schedule 2.20(a) to the Disclosure Letter contains a true and complete list of each of the following (collectively referred to as the “Company Employee Plans,” and each individually referred to as a “Company Employee Plan”) which is sponsored, maintained or contributed to by the Company and any entity, trade or business (whether or not incorporated) which is treated as a single employer with the Company within the meaning of Section 414(b), (c), (m), or (o) of the Code (an “ERISA Affiliate”) or with respect to which the Company could have any Liability, or has been so sponsored, maintained or contributed to within the last six (6) years by the Company or any ERISA Affiliate:  (i) each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (including employee benefit plans, which are not subject to the provisions of ERISA); (ii) each outstanding loan to an employee outside of a plan, agreement, arrangement, program, policy, practice or understanding which is not otherwise described in clauses (i) or (ii)-(vi); (iii) each equity option, equity purchase, restricted equity, phantom equity, equity appreciation right, equity based compensation, severance, vacation, sabbatical, bonus, pension, profit sharing, savings, severance, change of control, retention, retirement, supplemental retirement, deferred compensation and incentive plan, program, policy or arrangement; (iv) each other fringe or employee benefit plan, program, policy or arrangement that applies to senior management and that does not generally apply to all employees; (v) each employment, consulting or executive compensation agreement, written or otherwise; and (vi) each other employee benefit plan, agreement, arrangement, program, policy, practice or understanding which is not described in clauses (i) through (v).

(b)The Company has provided a true, correct, and complete copy of each of the Company Employee Plans and related plan documents (including, to the extent applicable, trust and services documents, insurance and other funding policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, the most recent audited accounts and actuarial report or valuation prepared, and any material employee communications relating thereto), including all amendments thereto, and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, provided or made available to Acquiror or its Representatives, true, correct, and complete copies of the Form 5500 reports filed for the last three (3) plan years.

(c)Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the U.S. Internal Revenue Service a favorable determination letter as to its qualified status under the Code or has been established under a standardized prototype or volume submitter plan for which a U.S. Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer.  The Company has also provided or made available to Acquiror or its Representatives, a true, correct, and complete copy of the most recent U.S. Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, to the extent applicable, and nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the Tax qualified status of any Company Employee Plan subject to Section 401(a) of the Code.  Except as set forth on Schedule 2.20(c) to the Disclosure Letter, with respect to each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, (i) the Company has at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the U.S. Department of Labor and (ii) there has been no termination or partial termination of the Company Employee Plan within the meaning of Section 411(d)(3) of the Code.

(d)None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, and the Company is not contractually or otherwise obligated to, and the Company has never represented that it will, provide any Person with medical benefits or life insurance upon retirement or termination of employment, in each case, other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state Legal Requirements.

(e)There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code that is not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan.  Each Company Employee Plan has been documented, operated and administered in all respects in accordance with its terms and in compliance with all Legal Requirements (including under ERISA and the Code). The Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and the Company has not received notice of any default or violation by any other party to, any of the Company Employee Plans.  Except as set forth on Schedule 2.20(e) to the Disclosure Letter, all reports and disclosures relating to the Company Employee Plans required to be filed with or furnished to Governmental Entities, participants or beneficiaries have been filed or furnished in accordance with applicable Legal Requirements in a timely manner.

(f)The Company has not been assessed any Liability or penalty under Chapter 43 of Subtitle D of the Code or Title I of ERISA with respect to any of the Company Employee Plans, and no act, omission or transaction has occurred which would result in imposition of any such Liability or penalty.  All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been timely made and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business, consistent with past practice, after the Balance Sheet Date as a result of the operations of Company after the Balance Sheet Date).

(g)No Company Employee Plan is covered by, and neither the Company nor any ERISA Affiliate has incurred or expects to incur any Liability under, Title IV of ERISA or Section 412 of the Code. The Company and the ERISA Affiliates do not sponsor, maintain or participate in any self-funded Company Employee Plan that is governed by ERISA.

(h)Each Company Employee Plan (other than those listed on Schedule 2.20(h) to the Disclosure Letter) can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms and applicable Legal Requirements, without Liability to Acquiror, the Company or any ERISA Affiliate (other than ordinary administrative expenses typically incurred in a termination event).

(i)No suit, administrative proceeding, action, other litigation, or investigation has been brought, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the U.S. Internal Revenue Service, U.S. Department of Labor, or other Governmental Entity.

(j)There has been no amendment to, written interpretation or announcement (whether or not written) by the Company relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements. Except as set forth on Schedule 2.20(j) to the Disclosure Letter, no Company Employee Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.

(k)Except as set forth on Schedule 2.20(k) to the Disclosure Letter, there is no Company Employee Plan or other agreement, plan, arrangement, or Contract covering any current or former employee or other service provider of the Company or any ERISA Affiliate to which the Company or any ERISA Affiliate is a party or by which any such Person is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements, or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(l)Schedule 2.20(l) to the Disclosure Letter lists all Company Employee Plan that could be a “nonqualified deferred compensation” arrangement under Section 409A of the Code.  Each such Company Employee Plan complies is in compliance with Section 409A.  No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. Except as set forth on Schedule 2.20(l) to the Disclosure Letter, no employee or other Person providing services to the Company or any ERISA Affiliate is entitled to a tax gross up or similar payment for any Tax or interest that may be due under Sections 409A or 4999 of the Code.

(m)Except as set forth on Schedule 2.20(m) to the Disclosure Letter, none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or any termination of employment or service as a consequence thereof will, individually or together with the occurrence of some other event, (i) result in any payment (including severance, retention, change in control, unemployment compensation, golden parachute, bonus, or otherwise) becoming due to any Person, (ii) increase or otherwise enhance any benefits otherwise payable by the Company or any ERISA Affiliate, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any material outstanding loans made by the Company or any ERISA Affiliate to any Person.

(n)Schedule 2.20(n) to the Disclosure Letter lists as of the Closing Date each employee of the Company who is not fully available to perform work because of disability or other leave and also lists, with respect to each such employee, the basis of such leave, the duration of the applicable leave, and the anticipated date of return to full service.

(o)The Company is, and at all times has been, in compliance in all material respects with all Legal Requirements respecting labor and employment, including all applicable Legal Requirements regarding labor relations, non-discrimination and non-retaliation in employment, employee leave, recordkeeping, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), the Fair Labor Standards Act, wages, hours, occupational safety and health and employment practices, immigration, employee benefits, severance or other termination of employment payments or obligations, and the payment of employment related Taxes, and the Company is not engaged in any unfair labor practice.  The Company has withheld or caused to be withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and are not liable for any arrears of wages, compensation, Taxes, penalties, or other sums for failure to comply with any of the foregoing.  The Company has paid in full (and, as of the Closing, will have paid in full) to all employees, independent contractors, and consultants all wages, salaries, commissions, bonuses, benefits, statutory or other severance payments or termination payments or obligations, and other compensation due and payable to or on behalf of such employees, independent contractors, and consultants.  The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits, or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).  There are no pending or, to the Knowledge of the Company, threatened claims against the Company under any workers’ compensation plan or policy or for long-term disability. Except as set forth in Schedule 2.20(o) to the Disclosure Letter, there are no controversies pending or, to the Knowledge of the Company, threatened, between the Company and any of its respective present or former employees, directors, consultants, or independent contractors, which controversies have or would reasonably be expected to result in a claim or Proceeding by or before any Governmental Entity.

(p) No employee or independent contractor of the Company is represented by a labor union, works council, trade union or similar representative with respect to his or her employment or engagement by the Company. The Company does not have any obligation to pay any amount or provide any benefit to any former employee, director or officer, other than obligations (i) for which the Company has established a reserve for such amount on the Balance Sheet, and (ii) pursuant to Contracts entered into after the Balance Sheet Date and disclosed on Schedule 2.20(p) to the Disclosure Letter.  The Company is not, nor has it ever been, a party to or bound by any collective bargaining agreement or other Contract with a labor union, trade union, works council or similar representative of employees, and no such Contract is being negotiated by the Company. The Company does not have a duty to bargain with any labor organization, trade union, works council, or other representative of employees.  There is no pending or, to the Knowledge of the Company, threatened demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company.  To the Knowledge of the Company, there are no activities or proceedings of any labor union or similar organization to organize any of its employees.  There is no labor dispute, strike, slowdown, picketing, or work stoppage against the Company pending or, to the Knowledge of the Company, threatened.  The Company has not, to the Knowledge of the Company, committed any unfair labor practice, and there is no charge or complaint against the Company by the National Labor Relations Board or any other Governmental Entity pending or, to the Knowledge of the Company, threatened.

(q)The Company has not received any claim, notification, allegation or any other communication to the effect that any current employee of the Company is in violation of any term of any employment agreement, patent disclosure agreement, confidentiality obligation, non-competition or non-solicitation agreement, or any restrictive covenant or contractual, statutory, or common law obligation, in each case, to a former employer or other third party relating to the right of any such employee to be employed by the Company or relating to any such employee’s actions or omissions on behalf of the Company or because of the nature of the business conducted by the Company or to the use of trade secrets or proprietary information of others.  Except as set forth on Schedule 2.20(q) to the Disclosure Letter, no employee of the Company has given notice to the Company, nor does the Company otherwise have Knowledge, that any such employee intends to terminate his or her employment with the Company. The employment of each of the employees of the Company is “at will” and the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees.  The Company has not, and to the Knowledge of Company, no other Person (other than Acquiror, its Affiliates or their respective Representatives, as applicable) has, promised or otherwise provided any assurances (contingent or otherwise) to present any former employee or consultant of the Company of any terms or conditions of employment with Acquiror or any of its Affiliates following the Closing Date.

(r)Schedule 2.20(r) to the Disclosure Letter sets forth a true, correct, and complete list of the names, positions, rates of compensation, severance rights (if any), and other compensation and benefits of all of the Company’s current officers, directors, and employees showing each such person’s location of employment, base salary or hourly wage and all bonuses, commissions and other forms of compensation for which he or she is eligible, benefit plan participation and level of benefits received, status as exempt or non-exempt under the Fair Labor Standards Act, details of any work visa or other work permit, details of any leave of absence, and fringe benefits for the current fiscal year and the most recently completed fiscal year.

(s)The Company has provided or made available to Acquiror or its Representatives, a true, correct, and complete list of all of its consultants, directors, advisory board members, and independent contractors and, for each, the initial date of the engagement and copies and details of any Contract applicable to such engagement, including terms of compensation, nature of services, and expected duration of engagement.

(t)The Company has provided or made available to Acquiror or its Representatives, true, correct, and complete copies of each of the following for the Company:  (i) the Company’s standard forms of offer letters; (ii) the Company’s standard forms of employment agreements and severance, retention, bonus, commission, and change in control agreements; (iii) all forms of services agreements and agreements with consultants, directors, or advisory board members; (iv) all forms of confidentiality, non-competition, non-solicitation, or inventions agreements between current and former employees, directors and consultants and the Company (and a true, correct, and complete list of employees, directors, consultants, and/or others not subject thereto); (v) the most current management organization chart(s); (vi) all Contracts and insurance policies providing for the indemnification of any officers or directors of the Company; (vii) summary of Liability for unpaid termination or severance payments or obligations to current and former directors, officers, and employees of the Company; and (viii) a schedule of bonus commitments made to employees of the Company.

2.21Interested Party Transactions.  Except as set forth on Schedule 2.21 to the Disclosure Letter, none of the officers or directors of the Company nor their respective Affiliates or immediate family members has any direct or indirect ownership, participation, royalty interest in, or is an officer, director, employee of, or consultant or contractor for any Person that competes with, or does business with, or has any contractual arrangement with, the Company.  None of said Persons is a party to, or to the Knowledge of the Company, has a financial interest in, any Contract, except for normal compensation for services as an officer, director, or employee thereof and indemnification agreements for directors.  None of the officers or directors of the Company has any claim, charge, action, or cause of action against the Company, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay, or accrued salary and bonus or accrued benefits under the Company Employee Plans.  None of the officers or directors of the Company owes any money to the Company.  To the Knowledge of the Company, none of the officers or directors of the Company has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property Rights or Intellectual Property Embodiments) that is used in, or that relates to, the business of the Company, except for the rights of stockholders under applicable Legal Requirements.

2.22Insurance.

(a)Schedule 2.22 to the Disclosure Letter contains a true and complete list of all insurance policies and bonds currently in effect owned or held by the Company.  Schedule 2.22 to the Disclosure Letter also sets forth the name and address of the insurer under each such policy and bond, the type of policy or bond, the expiration dates thereof, the annual premiums and payment terms thereof, the coverage amount thereunder, and any applicable deductible and any other material provisions, the losses incurred thereunder, as well as all claims made, including outstanding claims, under such policies and bonds.  The Company has provided or made available to Acquiror or its Representatives, true, correct, and complete copies of all such policies of insurance and bonds set forth on Schedule 2.22 to the Disclosure Letter.

(b)There is no claim by the Company pending under any of such policies or bonds listed on Schedule 2.22 to the Disclosure Letter.  All premiums due and payable under all such policies and bonds have been timely paid, and the Company is otherwise in compliance with the terms of such policies and bonds in all material respects.  All such policies and bonds remain in full force and effect and there is no threatened termination of such policies.  The insurance coverage provided by the policies and bonds described in Schedule 2.22 to the Disclosure Letter will not terminate or lapse by reason of the consummation of any of the transactions contemplated hereby.  The Company has a reasonable basis to believe that such policies are sufficient for the material compliance with all Legal Requirements and all Material Contracts relating to or applicable to the Company.  There is no insurance policy set forth in Schedule 2.22 to the Disclosure Letter in respect of which annual premiums have increased more than 10% during the past three (3) years.

2.23Books and Records.  The Company has provided or made available to Acquiror or its Representatives, true, correct, and complete copies of (a) all documents identified on the Disclosure Letter, (b) the Organizational Documents, (c) the minute books containing records of all proceedings, consents, actions, and meetings by the Company Board, committees of the Company Board, and the Company Stockholders, (d) the stock ledger, journal, and other similar capitalization records of the Company, and (e) all permits, orders, authorizations, and consents issued to the Company by any Governmental Entity with respect to the Company, or any Equity Interests of the Company, and all applications made or submitted by the Company for such permits, orders, authorizations, and consents.  The minute books of the Company provided or made available to Acquiror or its Representatives contain a complete and accurate summary of all formal meetings of directors and stockholders or actions by written consent, since the time of incorporation of the Company through the Agreement Date, and reflect all transactions referred to in such minutes accurately in all material respects.  The books, records, and accounts of the Company (i) are true, correct, and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, and (iii) are stated in reasonable detail and accurately and fairly reflect, in all material respects, the transactions and dispositions of the assets and properties of the Company.

2.24Import and Export Control Laws.  The Company has complied in all material respects with: (a) all applicable sanctions laws, including the U.S. economic sanctions laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control; (b) all applicable export control laws, including the Export Administration Regulations administered by the U.S. Department of Commerce; and (c) the anti-boycott regulations administered by U.S. Department of Commerce and the U.S. Department of the Treasury (collectively clauses (a) through (c), the “Customs & International Trade Laws”), related to the regulation of exports, re-exports, transfers, releases, shipments, transmissions, imports or similar transfer of goods, technology, software or services, or any other transactions or business dealings, by or on behalf of the Company.  Without limiting the foregoing, the Company has not submitted any disclosures nor received any notice that it is subject to any civil or criminal investigation, proceeding, audit or any other inquiry, or has conducted any internal investigation concerning, is not is aware of any allegation involving or otherwise relating to, any alleged or actual material violation of the Customs & International Trade Laws.  Schedule 2.24 to the Disclosure Letter sets forth an accurate and complete list of each of the countries to which the Company has shipped or distributed Company Products.

2.25Customers and Suppliers.

(a)Schedule 2.25(a) to the Disclosure Letter sets forth an accurate list of the revenues generated from each of the top twenty-five (25) customers and distributors of the Company on an aggregate basis for the year ended December 31, 2018 (“Significant Customers and Distributors”). To the Company’s Knowledge, the Company does not have outstanding material disputes concerning its products or services with any Significant Customer or Distributor.  Except as set forth on Schedule 2.25(a), the Company has not received any correspondence, communication or other notice from a Significant Customer or Distributor  (i) that such Significant Customer or Distributor intends to cease or materially diminish the use of the Company Products.  The Company has not received any notice from any Significant Customer or Distributor that such customer or distributor shall not continue as a customer or distributor of the Company (or Acquiror or one of its Affiliates) after the Closing or that any Significant Customer or Distributor intends to terminate or materially and adversely modify existing Contracts with the Company (or Acquiror or one of its Affiliates).  In the twenty four (24) months preceding the Agreement Date, the Company has not had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any revenue by the Company.

(b)Schedule 2.25(b) to the Disclosure Letter sets forth an accurate list of each supplier of the business of the Company who, for the year ended December 31, 2018, was one of the ten (10) largest suppliers of products or services to the Company, based on amounts paid or payable (each, a “Significant Supplier”).  The Company has no outstanding material disputes concerning products or services provided by any Significant Supplier.  The Company has no Knowledge (i) that any Significant Supplier intends to cease or materially diminish the provision of products or services to the Company, or (iii) of any fact or circumstance that could reasonably be expected to cause any Significant Supplier to cease or materially diminish the provision of products and/or services to the Company in the immediate future.  The Company has not received any written or, to the Knowledge of the Company, other notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or Acquiror or one of its Affiliates) after the Closing or that any Significant Supplier intends to terminate or materially and adversely modify existing Contracts with the Company (or Acquiror or one of its Affiliates).  The Company has access, on commercially reasonable terms, to all material products and services reasonably necessary to carry on its business as currently conducted.

2.26Accounts Receivable.  The accounts receivable shown on the Balance Sheet arose in the ordinary course of business, consistent with past practices, represented bona fide claims against debtors for sales and other charges, and have been collected or, to the Company’s Knowledge, are collectible in full within ninety (90) days in the recorded amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in the Balance Sheet.  Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP and in accordance with the Company’s past practices and are sufficient to provide for any losses which may be sustained on collection of the receivables.  The accounts receivable of the Company arising after the Balance Sheet Date and before the Closing Date arose or shall arise in the ordinary course of business, consistent with past practices, represented or shall represent bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the recorded amounts thereof, less allowances for doubtful accounts and warranty returns determined in accordance with GAAP consistently applied and the Company’s past practices which are or shall be sufficient to provide for any losses which may be sustained on collection of the receivables.  None of the accounts receivable of the Company is subject to any claim of offset, recoupment, setoff, or counter claim, and the Company has no Knowledge of any specific facts or circumstances (whether asserted or unasserted) that would reasonably be expected to give rise to any such claim.  No amount of accounts receivable is contingent upon the performance by the Company of any obligation or Contract other than normal warranty repair and replacement.  The Company does not have any obligation pursuant to any Legal Requirement of any Governmental Entity (whether in bankruptcy or insolvency proceedings or otherwise) to repay, return, refund or forfeit any receivables previously collected.    None of the obligors of the accounts receivable have given written notice to the Company that they refuse to pay the full amount thereof, and none of the obligors of such accounts receivable are an Affiliate of the Company.  Schedule 2.26 to the Disclosure Letter sets forth an accurate list of the accounts and notes receivable of the Company (the “Receivables”), an aging of the Receivables in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns, in each case, as of the Agreement Date.  Schedule 2.26 to the Disclosure Letter sets forth such amounts of the Receivables that are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims.  Such Receivables are collectible in the amounts shown on Schedule 2.26 to the Disclosure Letter, net of any allowances for doubtful accounts reflected therein.

2.27Bank Accounts; Powers of Attorney; Investments; Derivatives.  Schedule 2.27 to the Disclosure Letter sets forth a true and complete list showing:  (a) the name and location of each bank in which the Company has an account, credit line, or safety deposit box and the names of all Persons authorized to draw thereon or, with respect to safety deposit boxes, that have access thereto; (b) the names of all Persons, if any, holding powers of attorney from the Company, each of which has been provided or made available to Acquiror or its Representatives; (c) all certificates of deposit, debt, or equity securities and other investments owned, beneficially or of record, by the Company; and (d) any outstanding obligations in respect of a derivative transaction including any foreign exchange transaction.

2.28Finders’ Fees; Transaction Expenses.  Except as set forth in Schedule 2.28 to the Disclosure Letter, the Company is not obligated for the payment of any fees or expenses of any investment banker, broker, financial advisor, finder, or similar party in connection with the origin, negotiation, or execution of this Agreement, any of the other agreements contemplated hereby to which the Company is or will be a party, or in connection with the transactions contemplated hereby by reason of any act taken on behalf of the Company.

2.29Other Negotiations.  The Company has not:  (a) entered into any Contract that conflicts with any of the transactions contemplated hereby; or (b) has entered into any Contract regarding any transaction involving the Company that would reasonably be expected to result in Acquiror, the Company or any officer, director, employee, agent, or Affiliate of any of them being subject to any claim for Liability to said Person as a result of the Company entering into this Agreement and consummating the transactions contemplated hereby.

2.30Warranty and Related Matters.  The Company has not given or made any warranties to third parties with respect to any Company Products, except for the warranties imposed by the provisions of the Contracts applicable thereto and applicable commercial codes.  As of the Agreement Date, there are no existing or, to the Knowledge of the Company, threatened product liability, warranty, or other similar written claims against the Company alleging that any Company Products are defective or fail to meet any product or service warranties.  As of the Agreement Date, to the Company’s Knowledge, there are no Liabilities for warranty claims with respect to any of the Company Products or services relating to any such defects or failures.    As of the Agreement Date, the Company does not have any Knowledge of any circumstance that would cause the rates of failure, defect, replacement or repair of the Company Products will in the future be materially greater than such rates experienced to date.

2.31Full Disclosure.  To the Company’s Knowledge: (i) no representation or warranty made by the Company in this Agreement; and (ii) no statement made by the Company contained in the Disclosure Letter or the Company Closing Conditions Certificate executed by the Company and delivered to Acquiror pursuant to this Agreement, in each case, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

2.32Exclusivity of Representations and Warranties.  Except as expressly set forth in Article II of this Agreement, neither the Company nor any of the Company’s agents, employees or Representatives have made, nor are any of them making any representation or warranty, written or oral, express or implied, in respect of the Company or the Company’s business, including any representations and warranties about the accuracy or completeness of any information or documents previously provided, and any such other representations or warranties are hereby expressly disclaimed.  Each of Acquiror and Merger Sub expressly acknowledges and agrees that neither Acquiror nor Merger Sub nor any of their respective agents, employees or Representatives is relying on any other representation or warranty of the Company or any of its agents, employees or Representatives, including regarding the accuracy or completeness of any such other representations and warranties or the omission of any material information, whether express or implied. Nothing in this Section 2.32 shall prevent any claim for Fraud.

ARTICLE III

Representations and Warranties of Acquiror and MERGER Sub

Acquiror and Merger Sub represent and warrant to the Company, jointly and severally, as follows:

3.1Organization and Standing.  Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority and possesses all permits necessary or desirable to enable it to own, lease or otherwise hold its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted.  Merger Sub is a wholly owned subsidiary of Acquiror, was incorporated and organized on and as of September 26, 2019 for the sole purpose of engaging in the transactions provided for in this Agreement, has engaged in no other business or activity, has no material assets or liabilities and has conducted its operations only as contemplated hereby.

3.2Authority and Enforceability.  Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement, each of the other agreements contemplated hereby to which Acquiror or Merger Sub is or will be a party and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement, each of the other agreements contemplated hereby to which Acquiror or Merger Sub is or will be a party, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub.  This Agreement has been duly executed and delivered by Acquiror and Merger Sub and (assuming due authorization, execution, and delivery by the other parties hereto) constitutes the valid and binding obligation of Acquiror and Merger Sub, as applicable, enforceable against Acquiror and Merger Sub, respectively, in accordance with its terms, and each other agreement contemplated hereby to which Acquiror or Merger Sub is or will be a party, after being duly executed and delivered by Acquiror or Merger Sub, as applicable, will (assuming due authorization, execution, and delivery by the other parties thereto) constitute a valid and binding obligation of Acquiror or Merger Sub, enforceable against Acquiror or Merger Sub in accordance with its terms, in each case, subject only to the effect , if any, if Creditors’ Rights.

3.3Non-Contravention.  The execution and delivery of this Agreement by Acquiror and Merger Sub does not, the execution and delivery of each of the other agreements contemplated hereby to which Acquiror or Merger Sub is or will be a party does not, the consummation of the transactions contemplated hereby will not, and the performance by Acquiror and Merger Sub of their respective obligations hereunder and thereunder does not and will not conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, or acceleration of any obligation or loss of any benefit under, or to increased, additional, accelerated, or guaranteed rights or entitlements of any Person under, or require any consent, approval, or waiver from any Person pursuant to, (a) any provision of the certificate of incorporation or bylaws of Acquiror or Merger Sub, in each case, as amended to date, (b) any Legal Requirements applicable to Acquiror or Merger Sub or to any of their respective material properties or assets, or (c) any written or, to the knowledge of Acquiror and Merger Sub, oral request of any Governmental Entity.

3.4Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Acquirer or Merger Sub that could reasonably be expected to result in liability to the Company Holders.

3.5No Litigation. There is no Proceeding which is pending, or to Acquiror’s or Merger Sub’s knowledge, has been threatened against Acquiror or Merger Sub that would reasonably be expected to adversely affect the Acquiror’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.  There are no judgments, orders or decrees outstanding against Acquiror that would reasonably be expected to adversely affect the Acquiror’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.  To Acquiror’s or Merger Sub’s knowledge, there is no threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity with respect to the Acquiror’s business or Merger Sub’s business that would be reasonably be expected to adversely affect the Acquiror’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

3.6Reliance.  Acquiror acknowledges and agrees that, except as set forth in Article II, neither Acquiror nor Merger Sub, nor any of their respective Representatives, is relying on any other representation or warranty of the Company or other Person, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied.

ARTICLE IV

Conduct Prior to the Effective Time

4.1Conduct of Business of the Company.  Except as set forth in this Agreement, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time (the “Pre-Closing Period”), without Acquiror’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall:

(a)conduct its business in the ordinary course consistent with past practices and in material compliance with all applicable Legal Requirements;

(b)(i) pay all of its Indebtedness and Taxes when due, subject to good faith disputes over such Indebtedness or Taxes, (ii) pay or perform its other obligations when due, (iii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practices, (iv) conduct sales of Company Products consistent with past practices, and (v) use commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees, and preserve its relationships and goodwill with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it;

(c)promptly notify Acquiror of any change, occurrence or event not in the ordinary course of its business, or of any change, occurrence or event which, individually or in the aggregate, would reasonably be expected to cause any of the conditions to Closing set forth in Article VI not to be satisfied;

(d)the Company shall ensure that each of the Material Contracts (other than with Acquiror) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger;

(e)the Company shall maintain the Company Real Estate in accordance with the terms of the applicable lease; and

(f)the Company shall cause each of the Persons listed in the definition of Knowledge to conduct the inquiry described in such definition with respect to each representation qualified by Knowledge.

4.2Restrictions on Conduct of Business of the Company.  Without limiting the generality or effect of the provisions of Section 4.1, and except as set forth on Schedule 4.2 to the Disclosure Letter, during the Pre-Closing Period, the Company shall not take any action or omit to take any action that would have required disclosure under Section 2.10 if such action or omission occurred prior to the Agreement Date (except to the extent expressly provided otherwise in this Agreement) without the prior written consent of Acquiror.

4.3Affiliated Transactions.  The Company will cause all Contracts and transactions by and between the Company, on the one hand, and any Affiliate or Affiliates of the Company, on the other hand, to be terminated effective as of the Closing Date.

4.4Notification of Certain Matters.  The Company shall give prompt notice to Acquiror of (a) the discovery of any event, condition, fact, or circumstance that causes, caused, constitutes, or constituted a breach in any material respect of any representation or warranty of the Company contained in this Agreement and (b) the failure of the Company to comply with or satisfy in any material respect any covenant or agreement required to be complied with by it hereunder.  No such notification will affect the representations or warranties of the parties hereto or the conditions to its respective obligations hereunder.

ARTICLE V

Additional Agreements

5.1Stockholder Notice.  In addition to the information required to be delivered pursuant to Section 1.11(a), at or prior to the Effective Time, the Company shall prepare and deliver an information statement conforming to the requirements of the DGCL and applicable Legal Requirements (the “Information Statement”) to each Company Stockholder setting forth the material terms of the Merger, including a copy of this Agreement.  The Company shall provide Acquiror and its counsel with the opportunity to review, comment on, and approve all aspects of the Information Statement, and the Company shall revise the Information Statement to incorporate all reasonable comments of Acquiror or its legal counsel, prior to the delivery of the Information Statement to the Company Stockholders.

5.2Stockholder Consent.  No later than 48 hours after the execution and delivery of this Agreement by each of the parties hereto, (a) the Company Stockholder Approval will be obtained by consents in writing in accordance with (i) the provisions of the Organizational Documents, (ii) the DGCL, and (iii) any other applicable Legal Requirements and (b) the Sellers’ Agreements executed by Company Stockholders representing at least 75% of the total number of shares of Company Capital Stock issued and outstanding, which such Sellers’ Agreements shall be in full force and effect.

5.3No Solicitation

(a)During the Pre-Closing Period, neither the Company nor any Company Holder will, nor will it authorize or permit or any of its respective Representatives (the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action similar to the foregoing regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent, term sheet, indication of interest, or any Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Holder.  The Company will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal.  If any of the Company’s Representatives, other than any such Representative who is also a Representative of Acquiror or any of its Affiliates, whether in their capacity as such or in any other capacity, take any action that the Company is obligated pursuant to this Section 5.3 to cause such Company Representatives not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.3.

(b)During the Pre-Closing Period, the Company shall promptly, and in any event within one (1) Business Day, notify Acquiror orally and in writing after receipt by the Company or any of the Company Representatives during the Pre-Closing Period, of (i) any Acquisition Proposal, (ii) any inquiry, letter of intent, term sheet, indication of interest, proposal, or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other written notice that any Person is considering making an Acquisition Proposal, or (iv) any request for nonpublic information relating to the Company or for access to any of the properties, books, or records of the Company by any Person or Persons other than Acquiror.  Such notice shall describe (i) the material terms and conditions of such Acquisition Proposal, inquiry, letter of intent, term sheet, indication of interest, proposal, offer, notice or request, and

(ii) the identity of the Person or Group making any such Acquisition Proposal, inquiry, letter of intent, term sheet, indication of interest, proposal, offer, notice or request.  The Company shall keep Acquiror fully informed of the status and details of, and any modification to, any such inquiry, letter of intent, term sheet, indication of interest, proposal, or offer and any correspondence or communications related thereto and shall provide to Acquiror a true, correct and complete copy of such inquiry, letter of intent, term sheet, indication of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.  The Company shall provide Acquiror with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to discuss any Acquisition Proposal.

5.4Public Disclosure. The Company shall not, and the Company shall cause its Representatives not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use Acquiror’s name or refer to Acquiror directly or indirectly in connection with Acquiror’s relationship with the Company in any media interview, advertisement, news release, press release, or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquiror, unless required by applicable Legal Requirements; provided, however, that the Company shall (i) consult with Acquiror prior to such disclosure and (ii) seek confidential treatment for any portion of such disclosure reasonably requested by Acquiror.  Notwithstanding anything herein or in the Confidentiality Agreement, at any time following the Effective Time, Acquiror may issue such press releases or make such other public statements regarding this Agreement or the transactions contemplated hereby as Acquiror may, in its sole discretion, decide to issue or make; further provided that, with respect to any such press releases or disclosures that are made during the Pre-Closing Period, Acquiror shall not, and shall cause each of Acquiror’s Representatives not to, directly or indirectly issue such press releases or make such other public statements regarding this Agreement or the transactions contemplated, except that, notwithstanding anything to the contrary in this Agreement, Acquiror may make public statements of any information that it believes, in good faith, is required by applicable Legal Requirements (including stock exchange rules).  For the avoidance of doubt, Acquiror or its Affiliates may disclose the terms of the transactions contemplated hereby as may be required by applicable Legal Requirements, including their Securities Act and Exchange Act reports and filings.

5.5SEC Matters.

(a)The Company acknowledges that Acquiror may be required to include financial statements relating to Acquiror and the Company (“SEC Financial Statements”) in documents filed with the SEC by Acquiror pursuant to the Securities Act or the Exchange Act, and that such SEC Financial Statements may be required to be audited.

(b)The Company shall cooperate with Acquiror, and provide Acquiror with access to such records and personnel of the Company as Acquiror may reasonably request to enable Acquiror, and its Representatives and accountants, to create and audit any SEC Financial Statements that Acquiror deems necessary.

(c)The Company hereby consents to the inclusion or incorporation by reference of the SEC Financial Statements in any registration statement, report or other document of Acquiror or any of its Affiliates to be filed with the SEC in which Acquiror or its Affiliate reasonably determines that the SEC Financial Statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act.  The Company shall provide Acquiror and its independent accountants with access to any management representation letters provided by the Company to its independent accountants, and shall facilitate such parties’ efforts to obtain access to any audit work papers of the Company’s independent accountants.

5.6Reasonable Efforts.  Each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to cause the closing conditions set forth in Article VI to be satisfied and for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

5.7Third Party Consents; Notices.

(a)Each of the Company and Acquiror shall use commercially reasonable efforts prior to the Closing, to take, or cause to be taken, all of their respective appropriate actions and to make, or cause to be made, all of their respective filings and notifications necessary, proper or advisable under all applicable Legal Requirements, to consummate and make effective the transactions contemplated hereby. Without limiting the generality of the foregoing, the Company will use commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations and qualifications of Governmental Authorities and under each Contract listed or described on Schedule 2.6(a) to the Disclosure Letter.

(b)The Company shall give all notices and other information required to be given to its employees, any works council, trade union, or collective bargaining unit representing any group of employees, and any applicable Government Authority under the National Labor Relations Act, as amended, the Code, COBRA and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

5.8Litigation.  The Company will (a) notify Acquiror in writing promptly after learning of Proceeding by or before any Governmental Entity or arbitrator initiated by or against it, or known by the Company to be threatened against the Company or any of its directors, officers, employees or stockholders in their capacity as such (a “New Litigation Claim”) and (b) notify Acquiror of ongoing material developments in any Proceeding included in Schedule 2.14(a) to the Disclosure Letter or any New Litigation Claim.

5.9Access to Information.

(a)During the Pre-Closing Period, (i) the Company shall afford Acquiror and its Representatives, upon reasonable notice and at such Person’s expense, reasonable access during business hours to:  (A) all of the properties, books, Contracts, employees and records of the Company and (B) all other information concerning the business, properties and personnel of the Company as Acquiror may reasonably request, and (ii) the Company shall provide to Acquiror and its Representatives true, correct and complete copies of (A) internal financial statements of the Company, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes of the Company, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party, and (D) records for any Taxes paid to non-U.S. Tax Authorities by the Company.

(b)Subject to compliance with applicable Legal Requirements during the Pre-Closing Period, the Company shall confer from time to time as requested by Acquiror with one or more Representatives of Acquiror to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

5.10Consideration Spreadsheet.  The Company shall prepare and deliver to Acquiror, at least three (3) Business Days prior to the Closing, a spreadsheet (the “Consideration Spreadsheet”) together with the Consideration Spreadsheet Certificate, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of the Closing Date and immediately prior to the Effective Time:  (a) the names of all the Company Stockholders, Company Optionholders and Company Noteholders and their respective addresses as reflected in the records of the Company; (b) the number and kind of shares of Company Capital Stock held by, or subject to Company Options or Company Notes held by, such Persons and, in the case of outstanding shares, the respective certificate numbers where applicable; (c) the exercise price per share of each Company Option; (d) the classification of each Company Option under Section 422 of the Code; (e) the amount of cash issuable to each Company Holder pursuant to this Agreement in exchange for the Company Capital Stock held by such Persons (which amount shall be inclusive of the amount of cash required to be deducted and withheld from such Persons for Taxes in respect of such Company Capital Stock, if any); (f) the amount of cash issuable to each Company Optionholder pursuant to this Agreement in exchange for Company Options held by such Persons (which amount shall be inclusive of the amount of cash required to be deducted and withheld from such Persons for Taxes and the amount of Tax payable by the Company in connection with such Company Option, including any fringe benefit Tax); (g) the amount of cash issuable to each Company Noteholder pursuant to this Agreement in exchange for Company Notes held by such Persons; (h) the amount of cash issuable to each Plan Participant pursuant to this Agreement in respect of such Plan Participant’s  Plan Award(s) under the Phantom Equity Plan (which amount shall be inclusive of the amount of cash required to be deducted and withheld from such Persons for Taxes and the amount of Tax payable by the Company in connection therewith, including any fringe benefit Tax); (i) the Pro Rata Share (as a percentage interest) of each Company Holder; and (j) the Pro Rata Holdback Share (as a percentage interest) of each Company Holder.

5.11Expenses.  Whether or not the Merger is consummated, and except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Transaction Expenses) shall be paid by the party incurring such expense.  Without limiting the generality of the foregoing, all Transaction Expenses of the Company unpaid by the Company by the Closing Date shall be borne by the Company Holders as either a reduction of the Total Merger Consideration or as Indemnifiable Transaction Expenses pursuant to the terms hereof.

5.12Employees and Contractors.

(a)As of the Closing, Acquiror or its Subsidiaries shall make available to employees of the Company who remain employed by Acquiror or one of its Affiliates following the Closing Date (“Continuing Employees”) employee health and welfare benefits that are substantially equivalent, in the aggregate, to such benefits provided to other similarly situated (based on levels of responsibility) employees of Acquiror or its Subsidiaries.  As promptly as practicable following the Effective Time, Acquiror shall enroll Continuing Employees, and their eligible dependents where applicable, in Acquiror’s employee benefit plans, programs, or policies (the “Acquiror Benefit Plans”); provided, however, that Acquiror shall take commercially reasonable efforts not to let lapse or coverage cease for any health, dental, or vision benefits of Continuing Employees before such Continuing Employees’ eligibility for benefits under such health, dental, or vision plans of the Acquiror Benefit Plans becomes effective.  Each Continuing Employee shall receive credit for all Company’s accrued benefits other than accrual of benefits under defined benefit plans (e.g., accrued vacation days, years of service accrued with respect to the calculation of any severance payments in the event of termination of such Continuing Employee’s employment by Acquiror or participation in any Acquiror Benefit Plans) and for purposes of eligibility to participate and vesting (other than with respect to equity and equity-based awards and incentive compensation) under Acquiror Benefit Plans for years of service prior to the Closing Date credited for such purposes under corresponding Company Employee Plans, provided such credit does not result in duplication of benefits.

(b)The provisions of this Section 5.12 are solely for the benefit of the parties hereto and nothing in this Section 5.12, express or implied, shall confer upon any employee (including any Continuing Employee), or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.  Nothing in this Section 5.12, express or implied, shall be (i) deemed an amendment of any Company Employee Plan or any employee benefit plan maintained by Acquiror or its Affiliates, or (ii) construed to prevent Acquiror, the Company or any of their respective Affiliates from terminating or modifying to any extent or in any respect any employee benefit plan that Acquiror, the Company or any of their respective Affiliates may establish or maintain.

5.13Company Options and Related Matters.  The Company shall ensure that there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock, Company Options or Company Notes under any circumstances.

5.14Release.  Effective upon the Closing, each Company Holder, on behalf of itself, its successors, its assigns, and its controlling Affiliates, hereby releases and discharges (a) Acquiror, Merger Sub, the Company and, following the Closing, the Surviving Corporation, and each of their respective Affiliates and their respective directors, officers, partners, members, managers, equity holders, employees, agents, consultants, attorneys, representatives, successors, transferees and assignees, in each case in their capacities as such (collectively, the “General Released Parties” from any and all Liabilities and claims, known and unknown, that have accrued or may accrue and that relate to acts or omissions prior to the Closing, including any and all Damages, in each case, to the extent arising out of or relating to such Company Holder’s capacity as (i) a current or former stockholder or other equity holder of the Company (whether direct or indirect), (ii) an officer, director, manager, employee or agent of the Company or any of its predecessors or affiliates, or (iii) a current or former trustee, director, officer, manager, employee or agent of any other entity in which capacity Company Holder is or was serving at the request of the Company, and (b) the Company and its Affiliates (as of immediately prior to Closing) and their respective directors, officers, partners, members, managers, equity holders, employees, agents, consultants, attorneys, representatives, successors, transferees and assignees, in each case in their capacities as such (the “Company Released Parties,” and collectively with the General Released Parties, the “Released Parties”), from any and all Liabilities and claims, known and unknown, that have accrued or may accrue and that relate to acts or omissions prior to the Closing, including any and all Damages, in each case, whether such Liabilities, claims or Damages arise in tort, contract or statute, including Liabilities, claims or Damages (i) arising under each Released Party’s organizational documents, any Contract or Legal Requirements, (ii) relating to actions or omissions of any Released Party, including those committed while serving in their capacity as directors, officers, partners, members, managers, equity holders, employees, agents, consultants, attorneys, representatives or similar capacities, (iii) that may be asserted derivatively whether on behalf of the Surviving Corporation or otherwise against Acquiror or any of the other Released Parties, (iv) relating to breach of fiduciary duty and (v) relating to the operation or management of the Company by the officers, directors, managers and Affiliates of the Company, and including in each case, any and all claims that the Company Holder does not know or suspect to exist in such Company Holder’s favor as of the Agreement Date; provided, however, that the foregoing release and discharge shall not apply to any (x) rights and claims arising from this Agreement or any other Transaction Document, including with respect to payment of the Total Merger Consideration, (y) any indemnification obligations of the Company to such Company Holder with respect to such Company Holder’s service as an officer or director of the Company prior to the Closing, to the extent covered by the D&O Tail Policy or (z) claims arising from compensation for services rendered and reimbursement of expenses payable to such Company Holder in such Company Holder’s capacity as an employee of the Company in the ordinary course of business relating to the pay period in which the Closing occurs. In addition, each Company Holder hereby releases and discharges Acquiror and Merger Sub and, following the Closing, the Surviving Corporation, from and against any Damages arising out of or in connection with  the  Paying Agent’s  failure  to  distribute  any  amounts  received  by  the Paying Agent  on  behalf  of  the  Company Holders  to such holders. THE RELEASES SET FORTH IN THIS SECTION 5.14 APPLY TO ALL CLAIMS BY THE COMPANY HOLDERS AS SPECIFIED ABOVE, AND EACH COMPANY HOLDER  AGREES TO WAIVE THE BENEFITS OF ANY LEGAL REQUIREMENT (INCLUDING PRINCIPLES OF COMMON LAW) OF ANY STATE OR TERRITORY OR OTHER JURISDICTION OF THE UNITED STATES OR OF ANY JURISDICTION OUTSIDE OF THE UNITED STATES THAT PROVIDES THAT A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT A CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN THE CREDITOR’S FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY THE CREDITOR MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH A DEBTOR.

5.15Confidentiality.

(a)The parties hereto acknowledge that Acquiror and the Company previously executed a Confidentiality Agreement dated June 21, 2019 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms.

(b)Each Company Holder shall not, and shall not permit its Affiliates to, and shall direct its Representatives not to, disclose the terms and provisions of the Merger Agreement or the Sellers’ Agreement (the “Merger Agreement Information”) without the prior written consent of Acquiror or its Representatives.  If the transactions contemplated hereby and by the Sellers’ Agreement are consummated, each Company Holder shall treat and hold as confidential any information concerning the business and/or the affairs of the Company that is not then already generally available to the public (the “Confidential Information”) and refrain from using any of the Confidential Information except in connection with this Agreement and the Sellers’ Agreement, and deliver promptly to Acquiror or destroy, at the written request of Acquiror, all tangible embodiments (and all copies) of the Confidential Information which are in its possession or under its control.  Notwithstanding the foregoing, each Company Holder may disclose the Merger Agreement Information and the Confidential Information, without violating the obligations of this Agreement, to the extent the disclosure is required (a) in connection with any Tax Return filed by such Company Holder, (b) to a financial advisor, attorney, accountant or similar advisor who is subject to an obligation of confidence for the purpose of obtaining advice or services from such party, (c) during the course of pursuing or defending indemnification claims (or the matters underlying such indemnification claims) or enforcing any rights under this Agreement or in connection with the agreements and transactions contemplated thereby, (d) if such Company Holder is an investment fund, to any partner (including any limited partner) of such Company Holder as and to the extent required by Legal Requirements or the terms of any of such Company Holder’s governing documents (including any limited partnership agreement) or contractual commitments in order for such partner to monitor its investment in the Company Holder, but only if such partner is bound by an agreement to keep such information confidential on terms no less favorable to Acquiror and the Company than the terms of this Agreement, and (e) to any family member, director, manager, officer, or employee of such Company Holder, provided that such Company Holder will cause such persons to treat Confidential Information and Merger Agreement Information in accordance with the terms of this Section 5.15 and to not disclose or use such Confidential Information and Merger Agreement Information other than in accordance with this Section 5.15, and such Company Holder shall be personally liable for any breach of such obligations by such persons.

5.16Treatment of Company Employee Plans.  Effective as of the day immediately preceding the Closing Date, the Company shall adopt resolutions to terminate each Company Employee Plan (unless Acquiror provides written notice to the Company prior to the Closing Date that a Company Employee Plan shall not be terminated).  Unless Acquiror provides any such written notice to the Company, the Company shall provide Acquiror with evidence that such Company Employee Plans have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company

Board.  The form and substance of such resolutions shall be subject to review and approval of Acquiror (which approval shall not be unreasonably withheld or delayed).  The Company also shall take such other actions in furtherance of terminating such Company Employee Plans as Acquiror may reasonably require, including filing with the Internal Revenue Service the final Form 5500, or other applicable filing, with respect to each Company Employee Plan. The Company shall use its commercially reasonable efforts to effect or assist with the timely, accurate and efficient transfer of the Continuing Employees to the Acquiror Benefit Plans.  Subject to the approval of any applicable insurance carrier, Acquiror shall cause Acquiror Benefit Plans to waive all pre-existing condition limitations and waiting periods that otherwise might apply to such Continuing Employees and, subject to the Company or Continuing Employees providing documentation acceptable to Acquiror of the Continuing Employees’ co-payment, deductibles and out of pocket costs, cause Acquiror Benefit Plans to credit such Continuing Employees with all co-payments, deductibles and out-of-pocket costs incurred under analogous employee benefit plans and programs of the Company for the year in which the Closing Date occurs.  No provision of Sections 5.12 and this Section 5.16 shall be construed to create any right or accelerate entitlement to any compensation or benefit whatsoever on the part of any Continuing Employee or any other Person under any Company Employee Plan or Acquiror Benefit Plan or otherwise.  No provision of this Agreement shall constitute an amendment to any Company Employee Plan or Acquiror Benefit Plan.

5.17Termination of Financing Statements. The Company shall take all actions necessary to cause (a) each Person holding a security interest in any assets of the Company as of immediately prior to the Closing Date to execute and deliver all documentation required to terminate such security interest upon payment in full of the Indebtedness giving rise to such security interest, and to the extent that any UCC-2 or UCC-3 financing statements have been filed in respect of the Company’s assets, (b) a UCC-2 or UCC-3 termination statement, as applicable, to be filed immediately after payment of the Indebtedness giving rise to the security interest underlying each filed but unexpired UCC-1 financing statement naming the Company as debtor.

5.18The Closing Certificate, Consideration Spreadsheet and Documents.  The Company shall prepare and deliver to Acquiror a draft, in good faith, of each of the Closing Certificate and the Consideration Spreadsheet not later than three (3) Business Days prior to the Closing Date.  In addition, the Company shall prepare and deliver to Acquiror at or prior to the Closing the final Closing Certificate and the Consideration Spreadsheet.  Without limiting the generality or effect of the foregoing or the provisions of Section 5.10, the Company shall provide to Acquiror, promptly after Acquiror’s request, copies of the documents or instruments evidencing the amounts set forth on any such draft or final certificate.

5.19Indemnification.

(a)From and after the Effective Time, Acquiror will use commercially reasonable efforts to cause the Surviving Corporation to fulfill and honor in all respects the obligations pursuant to any indemnification agreements between the Company and its directors, officers, employees, and agents as of the Effective Time (the “Indemnified Company Parties”) and any indemnification provisions in the Organizational Documents. This Section 5.19 shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Corporation and each Indemnified Company Party, shall be binding on all successors and assigns of the Surviving Corporation and Acquiror, and shall be specifically enforceable by the Indemnified Company Parties.

(b)The Company will cause to be put in place “tail” insurance policies with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope of at least as favorable as the Company’s existing policies (or in such amount and scope as may otherwise be approved by Acquiror in writing prior to the Closing) with respect to matters, acts or omissions existing or occurring or prior to the Closing (the “D&O Tail Policy”).

5.20Transfer Taxes.  Each of Acquiror, on the one hand, and the Company Holders, on the other hand, shall be responsible for the payment of 50% of any transfer, sales, use, documentary, stamp, registration, and other such Taxes and fees (including any penalties and interest) that arise by reason of the Merger and the other transactions contemplated by this Agreement (collectively, “Transfer Taxes”).  Furthermore, the party or parties responsible for the timely remittance of any such Transfer Taxes to the appropriate Tax Authority and filing any necessary Tax Returns or other documentation with respect to such Transfer Taxes will, at such party or parties’ expense, remit such Transfer Taxes and file such Tax Returns and other documentation. To the extent Transfer Taxes are actually collected from Acquiror or the Company in excess of the amount of Transfer Taxes to be borne by Acquiror pursuant to this Section 5.20, the Company Holders agree to reduce the Total Merger Consideration by the amount of such excess Transfer Taxes, and, if no portion of the Total Merger Consideration is then due from Acquiror, the Company Holders shall remit to Acquiror an amount equal to such excess Transfer Taxes.  To the extent Transfer Taxes are actually collected from the Company Holders in excess of the amount of Transfer Taxes to be borne by the Company Holders pursuant to this Section 5.20, Acquiror shall remit to the Paying Agent an amount equal to such excess Transfer Taxes.

5.21Tax Covenants.

(a)Tax Returns.

(i)Acquiror shall prepare or cause to be prepared, at the Company Holders cost and expense, all Tax Returns of the Company for all Pre-Closing Tax Periods (the “Pre-Closing Tax Returns”).  The Pre-Closing Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Legal Requirements.  Reasonably in advance of filing, which for purposes of Income Tax Returns shall be no later than thirty (30) days prior to the due date (including extensions) for filing any such Income Tax Return, Acquiror shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to Company Holders’ Agent for its review and reasonable comment at least thirty (30) days prior to the due date for filing such Tax Returns.  Acquiror will cause such Tax Return (as revised to incorporate the Company Holders’ Agent’s reasonable comments that are reasonably acceptable to Acquiror) to be timely filed and will provide a copy to the Company Holders’ Agent.  Not later than five (5) days prior to the due date for payment of Taxes with respect to any Pre-Closing Tax Return, the Company Holders shall pay to Acquiror the amount of any Company Holder Taxes due with respect to such Tax Return.

(ii)Acquiror shall prepare or cause to be prepared all Tax Returns of the Company for all Straddle Periods (the “Straddle Tax Returns”).  The Straddle Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Legal Requirements.  Reasonably in advance of filing, which for purposes of Income Tax Returns shall be no later than thirty (30) days prior to the due date (including extensions) for filing any such Income Tax Return, Acquiror shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to the Company Holders’ Agent for its review and reasonable comment.  Acquiror will cause such Tax Return (as revised to incorporate the Company Holders’ Agent’s reasonable comments that are reasonably acceptable to Acquiror) to be timely filed and will provide a copy to the Company Holders’ Agent.  Not later than five (5) days prior to the due date for payment of Taxes with respect to any Straddle Tax Return, the Company Holders shall pay to Acquiror the amount of any Company Holder Taxes due with respect to such Tax Return.

(b)Straddle Period Taxes. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on and including the Closing Date will be:

(i)in the case of Taxes that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible, or intangible), deemed equal to the amount that would be payable as computed on a “closing of the books” basis if the relevant Straddle Period of the Company ended with (and included) the Closing Date; provided, that exemptions, allowances, or deductions that are calculated on an annual basis (including depreciation and amortization deductions) will be allocated between the portion of the Straddle Period ending on and including the Closing Date and the remainder of such Straddle Period in proportion to the number of days in each period; and

(ii)in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the total number of calendar days in the entire Straddle Period.

(c)Cooperation. The Company Holders (and their respective Affiliates) will deliver to Acquiror at the Closing all originals and copies of all records and information reasonably relating to Taxes of the Company in its possession.  The parties hereto will cooperate fully as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation, or other proceeding with respect to Taxes (each a “Tax Proceeding”) imposed on or with respect to the assets, operations, or activities of the Company. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The parties hereto further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed on Acquiror or the Company (including with respect to the transactions contemplated hereby).

(d)Tax Refunds and Deductions.  Any Tax refunds, rebates or credits for overpayment of Taxes, or for Tax credits earned or received by the Company after the Closing with respect to a Pre-Closing Tax Period (other than any refund, rebate or credit resulting from the carryback of a net operating loss or other Tax attribute from a period beginning after the Closing Date to a period ending on or prior to the Closing Date) shall be paid, net of any out-of-pocket expenses incurred to obtain such refund, rebate or credit, to the Company Holders.  Notwithstanding any provision of this Agreement to the contrary, all Tax deductions and credits attributable to the expenses of the Company relating to or arising from the transaction contemplated by this Agreement and paid on or before the Closing Date shall, for all applicable Tax purposes, be reflected on the Tax Returns of the Company for the Pre-Closing Tax Period to the extent permitted by applicable Law. The parties agree that any and all net operating losses, credits or other Tax assets of the Company accruing on or before the Closing Date shall be utilized, to the maximum extent permitted by applicable Law, in Pre-Closing Tax Periods. Any payment required to be made to the Company Holders pursuant to this Section 5.21(d) at any time prior to the First Release Date or the Second Release Date shall be made concurrently with the First Release Date or the Second Release Date, as applicable.

(e)Post-Closing Actions.  Acquiror shall not take any of the following actions (or cause the Company to take any of the following actions), if such action would or would reasonably be expected to result in any Tax liability that would form the basis of a claim for indemnification under this Agreement, without reasonably consulting with the Company Holders’ Agent: (A) amend or permit the Company to amend any Tax Return relating to a Pre-Closing Tax Period, (B) extend or waive, or cause or permit to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, (C) make or change any material Tax election that has retroactive effect to any Pre-Closing Tax Period, (D) file or permit the Company to file a Tax Return relating to a Pre-Closing Tax Period in any jurisdiction in which the Company did not file such Tax Return prior to the Closing, or (E) initiate any voluntary disclosure or similar proceeding with any Tax Authority relating to any actual or potential Tax payment or Tax Return filing obligation of the Company for any Pre-Closing Tax Period.

ARTICLE VI

Conditions to the Merger

6.1Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived at the option of the affected party (it being understood that by proceeding with the Closing, each party hereto will be deemed to have waived any of such conditions to Closing that remain unsatisfied):

(a)Company Stockholder Approval.  This Agreement and the Merger shall have been duly and validly adopted by the Company Stockholders in accordance with the DGCL, all other applicable Legal Requirements, and the Organizational Documents, each as in effect on the date of such adoption.

(b)Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced, or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(c)Governmental Approvals.  Acquiror, Merger Sub and the Company shall have timely obtained from each Governmental Entity all Approvals with respect to Legal Requirements relating to antitrust matters, if any, necessary for consummation of, or in connection with, the Merger and the other transactions contemplated hereby.

6.2Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)Representations, Warranties and Covenants.  Each of the representations and warranties made by Acquiror and Merger Sub in this Agreement and in the Acquiror Closing Certificate (i) shall have been accurate in all material respects as of the Agreement Date, and (ii) shall be accurate in all material respects as of the Closing Date as if made on the Closing Date, except in the case of clause (ii) for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all material respects as of such date).  Acquiror shall have performed and complied in all material respects with all covenants and agreements required to be performed and complied with by Acquiror pursuant to this Agreement at or prior to the Closing.

(b)Receipt of Closing Deliveries.  The Company and the other specified recipients shall have received each of the payments, agreements, instruments and other documents set forth in Section 1.4(a).

6.3Additional Conditions to the Obligations of Acquiror.  The obligations of Acquiror to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquiror and may be waived by Acquiror in writing in its sole discretion without notice or Liability to any Person):

(a)Representations, Warranties and Covenants.  Each of the representations and warranties made by the Company in this Agreement (other than the representations and warranties of the Company set forth in Sections 2.1, 2.4, 2.8(a), 2.8(b), 2.8(c) and 2.28) (i) shall have been accurate in all material respects as of the Agreement Date, and (ii) shall be accurate in all material respects as of the Closing Date as if made on the Closing Date, in each case, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all material respects as of such date).  Each of the representations and warranties made by the Company in Sections 2.1, 2.4, 2.8(a), 2.8(b), 2.8(c) and 2.28 of this Agreement shall be true and correct in all respects, in each case, as of the Agreement Date and as of the Closing Date as if made on the Closing Date, and, in each case, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all respects as of such date).The Company shall have performed and complied in all material respects with all covenants and agreements, required to be performed and complied with by the Company pursuant to this Agreement at or prior to the Closing.

(b)Receipt of Closing Deliveries.  Acquiror shall have received each of the agreements, instruments and other documents set forth in Section 1.4(b); provided, however, that such receipt shall not be deemed to be an agreement by Acquiror that the amounts set forth on Closing Certificate or the Consideration Spreadsheet or any of the other agreements, instruments or documents set forth in Section 1.4(b) is accurate and shall not diminish Acquiror’s remedies hereunder if any of the foregoing documents is not accurate.

(c)Restraints on Conduct of Business.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting in any material respect Acquiror’s ownership, conduct or operation of the businesses of the Company or any Company Subsidiary, following the Closing shall be in effect.  There shall not be pending or threatened any Proceeding (i) commenced by any Governmental Entity, or (ii) commenced by any Person where such Person has a reasonable likelihood of succeeding on the merits, in either case seeking (A) any of the foregoing, or (B) material damages in connection with the Merger or the other transactions contemplated hereby.

(d)No Material Adverse Effect.  There shall not have occurred a Material Adverse Effect with respect to the Company.

(e)No Outstanding Securities.  There shall be no outstanding securities, warrants, options, commitments, or agreements to issue securities of the Company immediately prior to the Closing Date that will remain outstanding following the Closing Date (other than those held by Acquiror) and that purport to obligate the Company to issue any shares of Company Capital Stock or any other securities under any circumstances following the Closing.

(f)Employees.  Each employee set forth on Schedule 6.3(d) to the Disclosure Letter shall have remained continuously employed with the Company from the Agreement Date through the Closing and shall have signed an Offer Letter and Employee Confidentiality Agreement, and no action shall have been taken by any such individual to rescind any such document.

(g)Non-Competition Agreements.  Each Company Holder set forth on Schedule 6.3(g)-1 to the Disclosure Letter shall have executed a Non-Competition Agreement, and no action shall have been taken by any such Company Holder to rescind such any such Non-Competition Agreement.

(h)Net Working Capital.  The amount of Net Working Capital as of the close of business on the day immediately prior to the Closing Date shall be equal to or greater than $(572,000) (the “Net Working Capital Minimum”).

ARTICLE VII

Termination, Amendment and Waiver

7.1Termination.  At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval:

(a)by mutual written consent duly authorized by the Company and Acquiror;

(b)by either Acquiror or the Company, upon written notice to the other Person, if the Closing shall not have occurred on or before 11:59 p.m. Central Time on January 31, 2020 or such other date that Acquiror and the Company may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under Section 7.1(b) shall not be available to any party whose breach (or whose Affiliate’s breach) of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;

(c)by either Acquiror or the Company, upon written notice to the other Person, if any permanent injunction or other order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d)by Acquiror, upon written notice to the Company and the Company Holders’ Agent, if:  (i) except as set forth below in clause (ii), the Company shall have materially breached any of its representations, warranties, covenants or agreements under this Agreement, or the Company shall have failed to materially comply with or perform any of its covenants or agreements contained herein, and such breach or failure to perform shall not have been cured within twenty (20) Business Days after receipt by the Company from Acquiror of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach or failure to perform which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.3(a) to be satisfied, (ii) the Company shall have breached Section 5.3, or (iii) there shall have been a Material Adverse Effect with respect to the Company;

(e)by the Company, upon written notice to Acquiror, if Acquiror shall have materially breached any of its representations or warranties under this Agreement, or Acquiror shall have failed to comply with or perform any of its covenants or agreements contained herein, and such breach or failure to perform shall not have been cured within twenty (20) Business Days after receipt by Acquiror from the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.2(a) to be satisfied;

(f)by Acquiror, upon written notice to the Company, if evidence of the obtaining of the Company Stockholder Approval in accordance with the DGCL and the Organizational Documents is not delivered to Acquiror within forty-eight (48) hours of the execution of this Agreement.

7.2Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of this Section 7.2 (Effect of Termination), Section 5.4 (Public Disclosure), Section 5.15 (Confidentiality), Article IX (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party hereto from liability in connection with any willful or knowing breach of such party’s representations, warranties, covenants or agreements contained herein.

7.3Amendment.  Subject to the provisions of applicable Legal Requirements, the Company and the Acquiror may amend this Agreement by authorized action at any time before or after the Company Stockholder Approval pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that after such Company Stockholder Approval, no amendment shall be made which by law requires further approval by the Company Stockholders without such further Company Stockholder Approval).

7.4Extension; Waiver.  At any time at or prior to the Closing, the Company or the Acquiror may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  At any time after the Closing, the Company Holders’ Agent and Acquiror may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto or the Company Holders’ Agent to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE VIII

Holdback Amount and Indemnification

8.1Survival of Representations, Warranties, Covenants and Agreements. Each party hereto shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other parties hereto contained in this Agreement and in any certificate delivered by any other party hereto at the Closing without regard to investigation or knowledge. If the Merger is consummated, all of the representations and warranties of the Company contained in this Agreement and the Company Transaction Certificates shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement (except as set forth in the Disclosure Letter), until the date that is the eighteen (18) month anniversary of the Closing Date (the “Holdback Period”); provided, however, that the representations and warranties of the Company contained in Section 2.1 (Organization, Standing and Power), Section 2.4 (Authority and Enforceability), Section 2.5 (Non-Contravention) (other than Section 2.5(c)(i)), Section 2.8 (Capital Structure), Section 2.19 (Taxes), and Section 2.28 (Finders’ Fees; Transaction Expenses), and in any Company Transaction Certificate (in each case, as modified by the Disclosure Letter) (the “Fundamental Representations”), will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the expiration of the applicable statute of limitations, if any, plus a period of thirty (30) days, or if no statute of limitations is applicable, for ten years after the Closing Date; provided, further, that the representations and warranties set forth in Section 2.17 (Intellectual Property) (the “IP Representations”), will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date that is the thirty-six (36) month anniversary of the Closing Date.  No right to indemnification pursuant to Article VIII in respect of any specific claim that is asserted in an Officer’s Certificate properly delivered to the Company Holders’ Agent in accordance with Section 8.4 hereof prior to the expiration of the Holdback Period or applicable survival period hereunder, as appropriate (if any such period is applicable to such claim), shall be affected by the expiration of such representations and warranties; and provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Damages arising out of any Fraud.  If the Merger is consummated, the representations and warranties of Acquiror contained in this Agreement and the other certificates contemplated hereby shall expire and be of no further force or effect as of the Closing; provided, however, that such expiration shall not affect the rights of any Holder to seek recovery of Damages arising out of any Fraud by Acquiror or Merger Sub and provided, further, that the representations and warranties and acknowledgements of Acquiror contained in Section 3.6 shall survive indefinitely.  If the Merger is consummated, all other covenants and agreements of the parties (including the covenants and agreements set forth in Article IV and Article V) shall survive until the tenth anniversary of the Closing or for the period explicitly specified therein; provided, further, that no right to indemnification pursuant to Article VIII in respect of any claim based on any breach of a covenant or agreement shall be affected by the expiration of such covenant; provided, further, that the Indemnified Persons’ right to indemnification for Company Holder Taxes will remain operative and in full force and effect until the expiration of the applicable statute of limitations plus a period of thirty (30) days.

8.2Indemnification.

(a)Subject to the provisions of this Article VIII, from and after the Effective Time, each Indemnifying Person, severally and not jointly, pro rata in accordance with such Indemnifying Person’s Pro Rata Share, shall indemnify, defend and hold harmless the Indemnified Persons from, against and in respect of, and shall pay and reimburse the Indemnified Persons for the amount of, any and all Damages directly or indirectly, whether or not due to a third party claim, incurred or sustained by or imposed upon the Indemnified Persons arising out of, based upon, incurred in, resulting from or by reason of any of the following:

(i)any failure of any representation or warranty made by the Company in Article II of this Agreement (as modified by the Disclosure Letter), or in the Company Transactions Certificates to be true and correct as of the Agreement Date and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii)any breach of the covenants or agreements made by the Company in this Agreement;

(iii)any failure of any representation or warranty made by such Company Holder in this Agreement or any Transaction Document to be true and correct as of the Agreement Date and as of the Closing Date, as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(iv)any breach of the covenants or agreements made by such Company Holder in this Agreement that (A) are to be performed at or prior to the Effective Time or (B) survive the Closing;

(v)any matter set forth on Schedule 2.14 to the Disclosure Letter or that is or would be an exception to the representations and warranties made on each date in Section 2.14 (Litigation);

(vi)any inaccuracies in the Consideration Spreadsheet;

(vii)any and all Company Holder Taxes;

(viii)any Indemnifiable Transaction Expenses;

(ix)any payments paid with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.9 upon the exchange of such Dissenting Shares;

(x)any claims relating to the payments to Company Holders made in connection with the allocation of the Total Merger Consideration, including those amounts set forth in the Consideration Spreadsheet prepared by the Company and delivered to Acquiror pursuant to this Agreement;

(xi)Fraud by the Company or such Company Holder;

(xii)any claims by any Company Holder relating to the appointment by the Company Holders of the Company Holders’ Agent, any dispute regarding the authority of the Company Holders’ Agent to bind or represent any Company Holder as provided in Section 8.6 or the exercise of the authority of the Company Holders’ Agent;

(xiii)any Company Debt either (A) not included on the Closing Certificate and paid by Acquiror at Closing or otherwise outstanding immediately after Closing or (B) not paid by the Company prior to the Closing Date (with such payment being reflected as a reduction in Company Cash in the Closing or other assets in the Net Working Capital calculation) or otherwise outstanding immediately after Closing; and

(xiv)any matter set forth on Schedule 8.2(a) to the Disclosure Letter.

(b)The indemnification provided for in Section 8.2(a) shall be subject to each of the following principles or qualifications:

(i)No claim for the recovery of Damages pursuant to Section 8.2(a) may be asserted by any Indemnified Person after the expiration of the applicable survival period described in Section 8.1; provided, however, that claims first asserted in writing prior to such expiration in a properly delivered Officer’s Certificate shall survive the expiration of the applicable survival period described in Section 8.1.

(ii)In respect of any claim for indemnification pursuant to Section 8.2(a)(i) (other than claims based upon a breach of or inaccuracy in any of the Fundamental Representations or the IP Representations), the Indemnifying Persons shall not be required to indemnify any Indemnified Person unless and until Damages have been incurred, paid or properly accrued in an aggregate amount greater than $100,000 (the “Basket”). Once the Basket has been exceeded, the Indemnified Persons shall be entitled to recover for all indemnifiable Damages under Section 8.2(a)(i) reverting back to the first dollar, subject to the other limitations set forth herein.

(iii)In respect of any claim for indemnification pursuant to Section 8.2(a)(i)  (other than claims based upon a breach of or inaccuracy in any of the Fundamental Representations or the IP Representations), the aggregate liability of the Indemnifying Persons for such claims under this Section 8.2 shall not exceed the Holdback Amount. Subject to Section 8.2(b)(iv), in no event shall any Indemnifying Person be liable under this Agreement for amounts in excess of the consideration payable to such Company Holder pursuant to this Agreement. Notwithstanding anything to the contrary contained herein, no Company Holder will have liability with respect to a claim under Section 8.2(a)(iii) or Section 8.2(a)(iv) for a breach by any other Company Holder except with respect to any claim against the Holdback Fund, which in each case, shall be limited to such non-breaching Company Holder’s pro rata portion thereof.

(iv)Notwithstanding anything to the contrary contained herein, nothing in this Agreement will prevent an Indemnified Person from instituting an action or pursuing any other remedy against any Indemnifying Person for any Fraud, or limit the aggregate amount which such Indemnified Person may recover from such Indemnifying Person in the case of any Fraud. Notwithstanding anything to the contrary contained herein, no Indemnifying Person will have any liability with respect to any Fraud of or by any other Person (other than any Fraud by the Company or claims against the Holdback Amount).

(v)The amount of any Damages that are subject to indemnification under this Article VIII shall be calculated net of the amount of any (A) insurance proceeds actually received by the Indemnified Persons in connection with such Damages or any of the events or circumstances giving rise or otherwise related to such Damages, net of all deductibles, co-payments, retro-premium obligations and premium increases attributable thereto and all costs of collection of any such proceeds, and (B) indemnification payments, reimbursements, or any other recoveries obtained from any third party, in each case, in connection with such Damages or any of the events or circumstances giving rise or otherwise related to such Damages.

(vi)Except for the Company’s representation made in Section 2.31 (Full Disclosure) hereof, for which this Section 8.2(vi) shall not apply: Qualifications as to (A) materiality using the term “material” (or any variation thereof) or Material Adverse Effect or (B) knowledge using the term “to the Knowledge of the Company” (or any variation thereof), in each case in any representation, warranty, or covenant shall be disregarded only for purposes of determining whether a breach of such representation, warranty, or covenant (or failure of any representation or warranty to be true and correct) exists and determining the amount of any Damages with respect to such breach or failure to be true and correct

(vii)Without limiting the generality of the foregoing, the right to indemnification based on any representations, warranties, covenants, or agreements will not be affected by (A) any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement, or (B) the breach of, or knowledge of the inaccuracy of any, such representations, warranties, covenants, or agreements by the Company or any Company Holder.

(viii)Subject to Section 8.2(b)(iv), indemnification provided in this Article VIII shall be the sole and exclusive post-Closing remedy for monetary damages for any Indemnified Person for any breach or inaccuracy of any of the representations and warranties made by the Company in Article II of this Agreement or any breach of the covenants or agreements made by the Company in this Agreement and the other Transaction Documents.

8.3Holdback Fund.

(a)

Acquiror shall retain the Holdback Amount for the purpose of securing the indemnification obligations set forth in this Article VIII (the “Holdback Fund”).  Except as specifically provided in this Agreement, no interest shall accrue or be due and owing to any Company Holder in any respect in connection with the Holdback Fund.

(b)

Within three (3) Business Days following the twelve-month anniversary of the Closing Date (the “First Release Date”), Acquiror shall pay and distribute from the Holdback Fund by wire transfer of immediately available funds to the Paying Agent for further payment to the Company Holders (in accordance with their respective Pro Rata Holdback Shares) an amount equal to $1,500,000 less (i) any amounts which have been retained by Acquiror from the Holdback Fund in satisfaction of indemnification claims pursuant to this Article VIII prior to such date and (ii) the aggregate amount of any pending, potential claim, or other claim for which any Indemnified Person shall have made a claim pursuant to the procedures set forth in Section 8.4, and for which recovery shall not have been satisfied from the Holdback Fund (the “Outstanding Holdback Claims”).

(c)

Within three (3) Business Days following the eighteen month anniversary of the Closing Date (the “Second Release Date”), Acquiror shall pay and distribute, by wire transfer of immediately available funds to the Paying Agent for further payment to the Company Holders (in accordance with their respective Pro Rata Holdback Shares) an amount equal to all funds then remaining in the Holdback Fund, less the aggregate amount of any Outstanding Holdback Claims as of such date.  As soon as any Outstanding Holdback Claim that is unresolved as of the Second Release Date is resolved pursuant to the procedures set forth in this Article VIII and the appropriate amount of funds from the Holdback Fund are delivered to the Indemnified Person in respect of such resolved Outstanding Holdback Claim, if applicable, Acquiror shall pay and distribute by wire transfer to the Paying Agent for further payment to the Company Holders (in accordance with their respective Pro Rata Holdback Shares) the remaining funds held in the Holdback Fund, if any, less any unresolved Outstanding Holdback Claims.

8.4Claims.

(a)If Acquiror determines that any Indemnified Person has a claim for indemnification pursuant to this Article VIII, Acquiror shall deliver to the Company Holders’ Agent a certificate signed by any officer of Acquiror (any certificate delivered in accordance with the provisions of this Section 8.4 (an “Officer’s Certificate”)):

(i)stating that an Indemnified Person has a claim for indemnification pursuant to this Article VIII;

(ii)stating a good faith non-binding estimate of the amount of such Damages such Indemnified Person has incurred or suffered or reasonably anticipates it may incur or suffer; and

(iii)specifying in reasonable detail (based upon the information then possessed by Acquiror) the material facts known to the Indemnified Person giving rise to such claim.

(b)No delay in providing such Officer’s Certificate within the applicable survival period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Company Holders’ Agent or the Company Holders, or the defense of any related proceeding or any claim by a third-party, are materially prejudiced thereby.

(c)If, within forty-five (45) days after the date on which Acquiror delivers an Officer’s Certificate, the Company Holders’ Agent shall not have given written notice to Acquiror setting forth in detail any objection of the Company Holders’ Agent to such claim, then such claim for indemnification and the amount of Damages in such Officer’s Certificate will be deemed admitted by the Company Holders, and the Company Holders will indemnify the applicable Indemnified Person for such Damages pursuant to this Article VIII.

(d)After the expiration of the applicable period in Section 8.4(c), then (i) with respect to any claim for indemnification pursuant to Section 8.2(a)(i) (with the exception of claims based upon a breach of or inaccuracy in any of the Fundamental Representations or the IP Representations), Acquiror shall recover the amount of such Damages from the Holdback Fund or (ii) with respect to all other claims for indemnification pursuant to this Article VIII, Acquiror (at Acquiror’s sole option and discretion) shall either (A) retain all or a portion of such Damages from the Holdback Fund or (B) the Company Holders shall pay all or a portion of such Damages in immediately available funds within five (5) Business Days of Acquiror’s request.  No such retention or demand of payment shall be made if and to the extent the Company Holders’ Agent has raised bona fide good faith objections in a written statement to any claim or claims made in the Officer’s Certificate, and such written statement shall have been delivered to Acquiror prior to the expiration of such applicable period.

8.5Resolution of Objections to Claims.

(a)If the Company Holders’ Agent raises bona fide good faith objections in writing to any claim or claims by Acquiror made in any Officer’s Certificate within such 45-day period, Acquiror and the Company Holders’ Agent shall attempt in good faith for forty-five (45) days after Acquiror’s receipt of such written objection to resolve such objection.  If Acquiror and the Company Holders’ Agent shall so agree, (i) Acquiror shall retain all or a portion of such Damages from the Holdback Fund and/or (ii) the Company Holders shall pay all or a portion of such Damages in immediately available funds within five (5) Business Days of Acquiror’s request.

(b)If no such agreement can be reached during the 45-day period for good faith negotiation, but in any event upon the expiration of such 45-day period, either Acquiror or the Company Holders’ Agent may bring suit to resolve the matter.

(c)Judgment upon any award rendered by a trial court of competent jurisdiction may be entered in any court having jurisdiction.  For purposes of this Section 8.5(c), in any suit hereunder in which any claim or the amount thereof stated in the Officer’s Certificate is at issue, Acquiror shall be deemed to be the non‑prevailing party unless the applicable court awards Acquiror at least one‑half of the amount in dispute, in which case the Company Stockholders shall be deemed to be the non‑prevailing party.  The non‑prevailing party to a suit shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

8.6Company Holders’ Agent.

(a)At the Closing, Shareholder Representative Services LLC shall be constituted and appointed as the Company Holders’ Agent.  Shareholder Representative Services LLC hereby accepts its appointment as the Company Holders’ Agent.  For purposes of this Agreement, the term “Company Holders’ Agent” means the agent for and on behalf of the Company Holders to: (i) give and receive notices and communications to or from Acquiror (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the transactions contemplated by this Agreement and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such Company Holders individually); (ii) authorize deliveries to Acquiror to retain cash from the Holdback Fund in satisfaction of claims asserted by Acquiror (on behalf of itself or any other Indemnified Person, including by not objecting to such claims); (iii) object to such claims pursuant to Section 8.4; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such claims; (v) consent or agree to any amendment to this Agreement; and (vi) take all actions necessary or appropriate in the judgment of the Company Holders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.  The Company Holders’ Agent may be replaced from time to time by the Company Holders holding of a majority of the aggregate Pro Rata Shares upon not less than ten (10) days’ prior written notice to Acquiror.  No bond shall be required of the Company Holders’ Agent.

(b)The Company Holders’ Agent shall not be liable to any former Company Holder for any act done or omitted hereunder as the Company Holders’ Agent without gross negligence, willful misconduct, or bad faith (and any act done or omitted pursuant to the bona fide good faith advice of counsel shall be conclusive evidence of good faith).  The Company Holders will severally indemnify (based on each such Company Holders Pro Rata Share), defend and hold harmless the Company Holders’ Agent from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Company Holders’ Agent’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Company Holders’ Agent, the Company Holders’ Agent will reimburse the Company Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Company Holders’ Agent by the Company Holders, any such Representative Losses may be recovered by the Company Holders’ Agent from (i) the Reserve Amounts and (ii) the amounts in the Holdback Fund at such time as remaining amounts would otherwise be distributable to the Company Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person); provided, that while this section allows the Company Holders’ Agent to be paid from the aforementioned sources of funds, this does not relieve the  Company Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Company Holders’ Agent from seeking any remedies available to it at law or otherwise. In no event will the Company Holders’ Agent be required to advance its own funds on behalf of the Company Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Company Holders’ Agent under this section..

(c)After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Company Holders’ Agent that is within the scope of the Company Holders’ Agent’s authority under Section 8.6(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Holders and shall be final, binding and conclusive upon each such Company Holder; and each Indemnified Person shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Company Holder.

(d)In connection with the performance of its obligations hereunder, the Company Holders’ Agent shall have the right at any time and from time to time to select and engage, at the cost and expense of the Company Holders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, and maintain such records, as the Company Holders’ Agent may deem necessary or desirable and incur other out-of-pocket expenses related to performing his services hereunder.

(e)All of the immunities and powers granted to the Company Holders’ Agent under this Agreement shall survive the Closing and/or any termination of this Agreement.  The grant of authority provided for in this Section 8.6 (i) is coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Company Holder and shall be binding on any successor thereto and (ii) shall survive the delivery of an assignment by any Company Holder of the whole or any fraction of his, her or its interest in the Holdback Fund.

8.7Treatment of Indemnification Payments.  All indemnification payments made pursuant to this Article VIII shall be treated by the parties as adjustments to the Total Merger Consideration, including for U.S. federal and applicable state income Tax purposes, unless otherwise required by applicable Legal Requirements.

ARTICLE IX

General Provisions

9.1Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

if to Acquiror, Merger Sub, or, following the Closing, the Surviving Corporation, to:

SailPoint Technologies, Inc.
11120 Four Points Drive, Suite 100
Austin, Texas 78726
Attention: General Counsel
E-mail: chris.schmitt@sailpoint.com
Telephone No.: (512) 346-2000

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.
2801 Via Fortuna, Suite 100
Austin, TX 78746
Attention: Wes Jones
E-mail: wjones@velaw.com
Telephone No.: (512) 542-8703

if to the Company prior to the Closing, to:

Overwatch.ID, Inc.

Attention: Cameron Williams

Telephone No.: (720) 239-7653

E-mail: cameron@overwatchid.com

if to the Company Holders’ Agent, to:

Shareholders Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Facsimile: (303) 623-0294

Telephone: (303) 648-4085

9.2Interpretation.

(a)When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” unless the context of this Agreement otherwise requires.  The words “shall” and “will” are used interchangeably and have the same meaning.  Any undefined accounting term shall have the meaning assigned to it pursuant to GAAP.  Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder,” and derivative or similar words refer to this entire Agreement.  If a word or phrase is defined, its other grammatical forms have a corresponding meaning.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  A defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place where it is defined.  All references to a specific time of day in this Agreement shall be based upon Central Standard Time or Central Daylight Savings Time, as applicable, on the date in question.  The word “or” shall have the inclusive meaning represented by the phrase “and/or” unless the context requires otherwise.  Time periods within or following which any payment is to be made or an act is to be done shall be calculated by excluding the day on which the time period commences and including the day on which the time period ends and by extending the period to the next Business Day following if the last day of the time period is not a Business Day.

(b)If there is any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

9.3Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.  Delivery of a copy of this Agreement bearing an original or electronic signature by facsimile transmission or by electronic mail shall have the same effect as physical delivery of the paper document bearing an original signature.  Slight variations in the form of signature page counterpart executed by any party hereto (including different footnotes or document numbers) shall be considered immaterial and shall not invalidate any such counterpart signature.

9.4Incorporation of Exhibits, Disclosure Letter and Other Schedules.  The Exhibits, Disclosure Letter, and other Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

9.5Entire Agreement; Non-assignability; Parties in Interest.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the Exhibits attached hereto, and the Schedules, including the Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof (including that certain Summary of Terms, dated July 26, 2019), except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit Indemnified Persons and Section 5.19 is intended to benefit Indemnified Company Parties), and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

9.6Assignment.  Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any direct or indirect wholly-owned subsidiary of Acquiror without the prior consent of the Company or Company Holders’ Agent; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

9.7Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto.  The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business, and other purposes of such void or unenforceable provision.

9.8Remedies Cumulative.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.9No Waiver Relating to Claims for Fraud.  For claims and liabilities that an Indemnified Person may have at law or equity based on Fraud only:

(a) the liability of an Indemnifying Person under Article VIII will be in addition to, and not exclusive of, any other liability that such party may have at law or equity based on Fraud.

(b)none of the provisions set forth in this Agreement, including the provisions set forth in Article VIII, will be deemed a waiver by an Indemnified Person of any right or remedy that such party may have at law or equity with respect to Fraud, nor will any such provisions limit, or be deemed to limit, (a) the amounts of recovery sought or awarded in any such claim for Fraud, (b) the time period during which a claim for Fraud, in each case, may be brought, or (c) the recourse that any such party may seek against another party with respect to a claim for Fraud;

provided, in each case, that with respect to such rights and remedies at law or equity, the parties hereto further acknowledge and agree that none of the provisions of this Section 9.9, nor any reference to this Section 9.9 throughout this Agreement, will be deemed a waiver of any defenses that may be available in respect of actions or claims for Fraud, including defenses of statutes of limitations or limitations of damages.

9.10Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law.  The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the federal district court of the United States of America located within the City of Wilmington in the State of Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 8.4(c)), and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such Court of Chancery in the State of Delaware or federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.1 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof.  With respect to any particular Proceeding, venue shall lie solely in the City of Wilmington, Delaware.

9.11Rules of Construction.  The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.12WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

9.13Time.  Time is of the essence in the performance of this Agreement.

9.14Attorney-Client Privilege.  At and after the Effective Time, the attorney-client privilege of the Company related to the Merger, this Agreement or the other Transaction Documents, or the transactions contemplated hereby or thereby, will be deemed to be the right of the Company Holders, and not that of the Surviving Corporation or Acquiror, and may be waived only by the Company Holders’ Agent.  Absent the consent of the Company Holders’ Agent, neither Acquiror nor the Surviving Corporation will have any right to access attorney-client privileged materials or communications of the Company related to the Merger, this Agreement or the other Transaction Documents, or the transactions contemplated hereby or thereby, following the Closing.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of Acquiror, Merger Sub, the Company Holders’ Agent and the Company have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Acquiror

SAILPOINT TECHNOLOGIES, INC.

By:	/s/ Mark McClain
Name:	Mark McClain
Title:	Chief Executive Officer

Merger Sub

OSPREY MERGER SUB, INC.

By:	/s/ Mark McClain
Name:	Mark McClain
Title:	Chief Executive Officer

Signature Page to

Agreement and Plan of Merger

Company

OVERWATCH.ID, INC.

By:	/s/ Cameron Williams
Name:	Cameron Williams
Title:	Chief Executive Officer

Signature Page to

Agreement and Plan of Merger

Company Holders’ Agent

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as Company Holders’ Agent

By:	/s/ Kimberly Angilly
Name:	Kimberly Angilly
Title:	Director

Signature Page to

Agreement and Plan of Merger

  Exhibit A

DEFINED TERMS

“Acquiror” has the meaning set forth in the Preamble.

“Acquiror Benefit Plans” has the meaning set forth in Section 5.12(a).

“Acquiror Closing Certificate” has the meaning set forth in Section 1.4(a)(v).

“Acquisition Proposal” means any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquiror or an Affiliate of Acquiror), or any public announcement of intention to enter into any such agreement (or of intention to make) any offer, proposal or bona fide indication of interest, relating to, or that contemplates:  (a) any acquisition or purchase from the Company, or from the stockholders of the Company, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company; (b) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions; or (c) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property.

“Affiliate” of a Person means any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.  The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Exercise Amount” means the amount represented by the aggregate exercise prices of all Company Options outstanding immediately prior to the Effective Time (other than any Company Options that are cancelled without consideration pursuant to Section 1.9(a)(ii)).

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” has the meaning set forth in the Preamble.

“Approval” has the meaning set forth in Section 2.6(a).

“Balance Sheet” has the meaning set forth in Section 2.10(j).

“Balance Sheet Date” has the meaning set forth in Section 2.10(j).

“Basket” has the meaning set forth in Section 8.2(b)(ii).

“Business Day” means a day (a) other than Saturday or Sunday, and (b) on which commercial banks are open for business in the State of Texas.

“Carta” has the meaning set forth in Section 1.11(b).

“Carta Cancellation” has the meaning set forth in Section 1.11(b).

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Certificates” has the meaning set forth in Section 1.11(b).

“Closing” has the meaning set forth in Section 1.3.

“Closing Certificate” has the meaning set forth in Section 1.4(b)(x).

“Closing Date” has the meaning set forth in Section 1.3.

“COBRA” has the meaning set forth in Section 2.20(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Authorizations” has the meaning set forth in Section 2.6(b).

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Cash” means, as of a particular time of determination, cash of the Company (but not including cash deposited as collateral for letters of credit, customer or employee deposits, or other restricted cash) and cash equivalents reflected on the general ledger of the Company, net of any bank overdrafts, and as adjusted for any deposits in transit, any outstanding checks and/or ACH and other proper reconciling items, all as determined in accordance with GAAP.

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Debt” has the meaning set forth in Section 2.9(f).

“Company Employee Plans” has the meaning set forth in Section 2.20(a).

“Company Holder Taxes” means, without duplication, any and all Taxes (a) imposed on the Company or for which the Company may otherwise be liable (i) for any Pre-Closing Tax Period or the portion of any Straddle Period ending on and including the Closing Date (as determined in accordance with Section 5.21(b)) and (ii) to the extent any such Taxes arise as a result of prepaid amounts received by the Company prior to the Closing or taken into account as an asset in the determination of Net Working Capital, any other Taxable period, (b) resulting from a breach of the representations and warranties set forth in Section 2.19 (determined without regard to any materiality or knowledge qualifiers or any scheduled items) or covenants set forth in Sections 5.20 and 5.21; (c) that are Transfer Taxes for which the Company Holders are responsible pursuant to Section 5.20; (d) of any Consolidated Group (or any member thereof, other than the Company) of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date by reason of Treasury Regulation § 1.1502-6(a) or any analogous or similar state, local or non-U.S. Legal Requirements; (e) of any other Person for which the Company is or has been liable as a transferee or successor, by contract or otherwise, resulting from events, transactions or relationships occurring or existing prior to the Closing; (f) that are Taxes due from any Company Holder; or (g) that are social security, Medicare, unemployment or other employment or withholding Taxes owed as a result of any payments made to the Company Holders pursuant to, or as a result of the Merger or the transactions contemplated hereby; provided, that no such Tax will constitute a Company Holder Tax to the extent such Tax (x) was included as a current liability in the determination of Net Working Capital or (y) arises solely as a result of any Tax election Acquiror causes the Company to make after the Closing or any action Acquiror causes the Company to take on the Closing Date after the Closing, other than any such action taken in the ordinary course of business.

“Company Holders” means the Company Stockholders (other than a holder solely of shares of Company Capital Stock which constitute and remain Dissenting Shares), Company Optionholders Company Noteholders and each Plan Participant , collectively, in each case as of immediately prior to the Effective Time.

“Company Holders’ Agent” has the meaning set forth in the Preamble.

“Company Intellectual Property Embodiment” means an Intellectual Property Embodiment owned by the Company.

“Company Intellectual Property Right” means an Intellectual Property Right owned by the Company, including any Intellectual Property Right in and to Company Proprietary Software.

“Company Notes” means the convertible promissory notes of the Company set forth on Schedule 2.8(c)-3.

“Company Noteholders” means the holders of Company Notes.

“Company Option Plans” means the Company’s 2017 Equity Incentive Plan and any other equity incentive plan of the Company (other than the Phantom Equity Plan)

“Company Optionholders” means the holders of Company Options.

“Company Options” means options to purchase shares of Company Common Stock, whether under any of the Company Option Plans or otherwise.

“Company Per Share Amount” means the quotient obtained by dividing (a) the sum of (i) the Initial Merger Consideration plus (ii) the Aggregate Exercise Amount less (iii) the amount of Note Consideration by (b) the Fully-Diluted Number.

“Company Preferred Stock” means the Preferred Stock, $0.0001 par value per share, of the Company.

“Company Privacy Policies” has the meaning set forth in Section 2.17(q).

“Company Products” means all products and services of the Company that are made available by the Company to customers as of the date of this Agreement.

“Company Proprietary Software” means a Company Intellectual Property Embodiment that is Software.

“Company Real Estate” has the meaning set forth in Section 2.12(a).

“Company Secretary’s Certificate” has the meaning set forth in Section 1.4(b)(ii).

“Company Stockholder Approval” means the written consent of the Company Stockholders holding at least 75% of the issued and outstanding shares of Company Capital Stock approving this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 228 and Section 251 of the DGCL and the Organizational Documents.

“Company Stockholders” means the holders of shares of outstanding Company Capital Stock.

“Company Systems” means the computer systems (including the computer software, firmware and hardware), telecommunications, networks, peripherals, platforms, computer systems and other similar or related items of automated, computerized and/or software systems that are used by the Company to provide Company Products to the customers of the Company or otherwise operate the business of the Company, but not, for purposes of this definition, the Company Products or underlying information related thereto.

“Company Transaction Certificates” means each of the Company Closing Conditions Certificate, the Company Secretary’s Certificate, the Closing Certificate, the Consideration Spreadsheet Certificate and the FIRPTA Certificate.

“Company Voting Debt” has the meaning set forth in Section 2.8(e).

“Confidential Information” has the meaning set forth in Section 5.15,

“Confidentiality Agreement” has the meaning set forth in Section 5.15(a).

“Consideration Spreadsheet” has the meaning set forth in Section 5.10.

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under state, local or non-U.S. Legal Requirements.

“Continuing Employees” has the meaning set forth in Section 5.12.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment, obligation or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect on or prior to the Effective Time.

“Creditors’ Rights” has the meaning set forth in Section 2.4(a).

“Customs & International Trade Laws” has the meaning set forth in Section 2.24.

“D&O Tail Policy” has the meaning set forth in Section 5.19(b).

“Damages” means all damages, losses, Liabilities, assessments, payments, amounts paid in settlement, Taxes, obligations, fines, penalties, judgments, awards, costs (including costs for redesign or rework of software), and expenses (including reasonable fees and expenses of outside attorneys, accountants, and other professional advisors and of expert witnesses, and other costs (including the allocable portion of the indemnitee’s internal costs) of investigation, preparation, and litigation in connection with any claim for indemnification under this Agreement, including any Proceeding or threatened Proceeding) of any kind or nature whatsoever, but excluding (except in each case to the extent such damages are awarded to a third party in a Third Party Claim) any and all punitive damages and any special, incidental or consequential damages that would not be reasonably foreseeable.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Letter” has the meaning set forth in Article II.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time that are held by a Person that is entitled to demand and properly demands appraisal of such shares of Company Capital Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL in connection with the Merger.

“Effective Time” has the meaning set forth in Section 1.5.

“Employee Confidentiality Agreement” has the meaning set forth in Recital C.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (a) the voting of any security or the transfer of any security or other asset, (b) the receipt of any income derived from any asset, (c) the use of any asset, and (d) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental and Safety Laws” means any foreign, federal, state, or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

“Equity Interests” means: (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (b) any ownership interests in a Person (other than a corporation), including limited liability company interests, membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“ERISA” has the meaning set forth in Section 2.20(a).

“ERISA Affiliate” has the meaning set forth in Section 2.20(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Facilities” means all buildings and improvements on the Property.

“Final NWC” has the meaning set forth in the definition of “True-Up Amount.”

“Financial Statements” has the meaning set forth in Section 2.9(a).

“Financing Documents” means each of (i) that certain Amended and Restated Investor Rights Agreement by and among the Company and certain of the Company Stockholders, dated February 10, 2018, (ii) that certain Amended and Restated Voting Agreement by and among the Company and certain of the Company Stockholders, dated February 10, 2018 and (iii) that certain Amended and Right of First Refusal and Co-Sale Agreement by and among the Company and certain of the Company Stockholders, dated February 10, 2018.

“First Release Date” has the meaning set forth in Section 8.3.

“Fraud” means a knowing, willful or intentional misrepresentation of a fact or concealment of a fact that would give rise to common law fraud under the laws of the State of Delaware (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory).

“Fully-Diluted Number” means the sum without duplication of (a) the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time and (b) the total number of shares of Company Capital Stock (on an as-converted basis, as applicable) issuable upon the exercise (and subsequent conversion, to the extent applicable) of Company Options entitled to receive consideration under Section 1.9(a)(ii).

“Fundamental Representations” has the meaning set forth in Section 8.1.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Harmful Code” means any program routine, device or other feature, that is not documented in the Company Products’ technical documentation, that is designed to delete, disable, disrupt, or provide unauthorized access to any Company Proprietary Software or Company Product.

“Hazardous Materials” means any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.

“Holdback Amount” means $3,000,000.

“Holdback Fund” has the meaning set forth in Section 8.3.

“Holdback Period” has the meaning set forth in Section 8.1.

“Income Tax” means any federal, state, local, or non-U.S. Tax measured by or imposed on net income.

“Indebtedness” means with respect to any Person at any date, without duplication:  (a) all obligations of such Person for borrowed money or in respect of loans or advances made to such Person; (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments (including any seller notes, deferred purchase price obligations or earnout obligations issued or entered into in connection with any acquisition undertaken by such Person ); (c) all obligations in respect of letters of credit, to the extent drawn, and bankers’ acceptances issued for the account of such Person; (d) all obligations and liabilities of such Person under leases required under GAAP to be capitalized; (e) all interest rate protection agreements of such Person (valued on a market quotation basis), if any; (f) all obligations of such Person secured by an Encumbrance; (g) all obligations of such Person that are not characterized as current liabilities under GAAP; (h) all guarantees of such Person in connection with any of the foregoing; (i) all outstanding checks that will ultimately be funded through such Person’s line of credit or other borrowed money; (j) all obligations for underfunded Company Employee Plans; (k) any off-balance financing of a Person (but excluding operating leases); (l) any Liability of a Person under any deferred compensation plans or arrangements; (m) all customer prepayments for multi-year obligations or otherwise, where cash has been collected for more than a one-year period or where cash has been collected in a manner not consistent with either the underlying contract with the applicable customer or normal business practices of the Person’s business; and (n) any accrued interest and prepayment premiums or penalties relating to any amount prepaid at or in connection with the Closing related to any of the foregoing. The Company Notes shall not be considered Indebtedness hereunder to the extent paid in full pursuant to a Note Cancellation Agreement.

“Indemnifiable Transaction Expenses” means any Transaction Expenses which have not been paid as of the close of business on the day prior to the Closing Date and which have not been taken into account in the calculation of the Total Merger Consideration.  All Indemnifiable Transaction Expenses shall constitute “Damages” for purposes of Article VIII.

“Indemnified Company Parties” has the meaning set forth in Section 5.19(a).

“Indemnified Persons” means Acquiror, Merger Sub, the Surviving Corporation, each Subsidiary of Acquiror, and each officer, director, employee, consultant, agent, stockholder, Affiliate and successor or assign of Acquiror, Merger Sub, the Surviving Corporation, or any Subsidiary of Acquiror.

“Indemnifying Persons” means all Company Holders that receive any portion of Total Merger Consideration pursuant to this Agreement.

“Information Statement” has the meaning set forth in Section 5.1.

“Infringed” has the meaning set forth in Section 2.17(e).

“Initial Merger Consideration” means (a) $21,000,000, plus (b) the Company Cash set forth in the Closing Certificate, less (c) all Company Debt set forth in the Closing Certificate, less (d) the Transaction Expenses set forth in the Closing Certificate, less (e) the Holdback Amount, less (f) the Reserve Amount, and less (g) the Preliminary NWC Shortfall Amount.

“Intellectual Property Embodiments” means items including the following:  (a) works of authorship (whether copyrightable or not), including Software (in any form), technical manuals, user manuals, and other documentation, algorithms, APIs, databases, data collections, diagrams, network configurations, architectures, protocols, schematics, specifications, and fonts; (b) inventions (whether or not reduced to practice), and all improvements thereto, techniques, methods, and processes (whether or not patentable); (c) trade secrets and proprietary information, (including ideas, results, records, and proposals for research and development and consulting work, know‑how, formulae, samples, compositions, manufacturing and production processes and techniques, operating and testing procedures, processes, test results, technical and non‑technical data, designs, drawings, specifications, manuals, instructions, tables, reports, customer and supplier lists and particulars, pricing and cost information, quotations, brochures and other sales, marketing and promotional information and business and marketing plans and proposals), in each case whether or not secret or confidential (and including any rights for the same to be kept secret or confidential) in any form including paper, electronically stored data, magnetic media, or film; (d) domain names, URLs, and web sites; and (e) trademarks, logos, service marks, trade names and other brand identifiers, interfaces, in each case whether or not registered with a Governmental Entity or embodied in any tangible or intangible form, whether subsisting now or in the future, and all copies and tangible embodiments thereof (in whatever form or medium).

“Intellectual Property Rights” means any and all rights whether registered or unregistered, which may exist or be created under the laws of any jurisdiction:  (a) that are associated with works of authorship, including exclusive exploitation rights, copyrights, rights in databases, and moral rights; (b) consisting of patents, utility models, industrial property rights, rights to apply for patents, patent disclosures, together with all reissues, continuations, continuations‑in‑part, divisional, revisions, extensions, and re‑examinations thereof; (c) for the protection of trade secrets and rights arising under unfair competition laws; (d) rights to use internet domain names; (e) protecting trademarks, service marks, and trade names, and similar rights, including all goodwill and reputation associated therewith and the rights to protect such goodwill and reputation (including rights to sue for passing off or unfair competition), and all applications, registrations, rights to apply for registrations and rights of renewal in connection therewith; (f) any other proprietary rights applicable to Intellectual Property Embodiments; and (g) rights in or relating to registrations, renewals, extensions, combinations, and applications for, any of the rights referred to in clauses (a) through (f) above.

“Interest Cutoff Date” means October 15, 2019.

“IP Representations” has the meaning set forth in Section 8.1.

“Knowledge” means, with respect to any fact, circumstance, event or other matter in question, (a) the actual knowledge of Cameron Williams and Bob Brenner of such fact, circumstance, event or other matter after conducting a reasonable inquiry of the Company’s current employees, legal counsel, and accountants, in each case, likely to have knowledge related thereto, and (b) the implied knowledge of each such individual of such fact, circumstance, event, or other matter after conducting a reasonable inquiry of employees of the Company likely to have knowledge related thereto and files of the Company likely to contain information related thereto.

“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company, or to any of its assets, properties or businesses.

“Letter of Transmittal” has the meaning set forth in Section 1.9(a)(i).

“Liabilities” means all liabilities, commitments and obligations of any kind or nature whatsoever, whether accrued or unaccrued, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Legal Requirements or Proceeding and those arising under any Contract.

“Material Adverse Effect” means any change, event, development, circumstance, or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by the Company in this Agreement, (a) is, or would be reasonably expected to be, materially adverse to the condition (financial or otherwise), prospects, assets (including intangible assets), liabilities (taken together), business or results of operations of the Company, taken as a whole or (b) does, or would be reasonable expected to, materially impede or delay the Company’s ability to consummate the transactions contemplated in this Agreement in accordance with its terms and applicable Legal Requirements, except to the extent any such Effect primarily results from or primarily arises out of:  (i) changes in general economic conditions (provided, that such changes do not affect the Company in a substantially disproportionate manner compared to other companies in the Company’s industry), (ii) changes affecting the industry generally in which the Company operates (provided, that such changes do not affect the Company in a substantially disproportionate manner compared to other companies in the Company’s industry), and (iii) changes in GAAP or any Legal Requirement applicable to the Company, its business or any of its property (provided, that such changes do not affect the Company in a substantially disproportionate manner compared to other companies in the Company’s industry).

“Material Contract” has the meaning set forth in Section 2.7(a).

“Merger” has the meaning set forth in Recital A.

“Merger Agreement Information” has the meaning set forth in Section 5.15,

“Merger Sub” has the meaning set forth in the Preamble.

“Net Working Capital” means (a) the Company’s total current assets (including accounts receivable and pre-paid expenses) as of the close of business on the day immediately prior to the Closing Date less (b) the Company’s total current liabilities as of the close of business on the day immediately prior to the Closing Date, in each case, determined in accordance with GAAP.  For purposes of calculating Net Working Capital, (x) the Company’s current liabilities shall (i) include all Company Debt other than any Company Debt to be paid by Acquiror at Closing, (ii) include all Liabilities for Taxes as of the Closing Date, whether or not such Liabilities for Taxes would then be due and payable, and (iii) exclude all unpaid Transaction Expenses and all deferred revenue, and (y) the Company’s current assets shall exclude cash and cash equivalents. For the avoidance of doubt, any Tax assets and any deferred Tax liabilities shall not be taken into account in calculating Net Working Capital.

“New Litigation Claim” has the meaning set forth in Section 5.8.

“Non-Competition Agreement” has the meaning set forth in Recital D.

“Note Cancellation Agreement” has the meaning set forth in Section 1.9(a)(iii).

“Note Consideration” has the meaning set forth in Section 1.9(a)(iii).

“Offer Letter” has the meaning set forth in Recital C.

“Officer’s Certificate” has the meaning set forth in Section 8.4(a).

“Option Cancellation Agreement” has the meaning set forth in Section 1.9(a)(ii).

“Option Consideration” has the meaning set forth in Section 1.9(a)(ii).

“Organizational Documents” has the meaning set forth in Section 2.3(a).

“Outstanding Holdback Claims” has the meaning set forth in Section 8.3.

“Paying Agent” has the meaning set forth in Section 1.11(a).

“Paying Agent Agreement” has the meaning set forth in Section 1.4(a)(vi).

“Permitted Encumbrances” means:  (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirements; and (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, other business organization or Governmental Entity.

“Phantom Equity Plan” means the Company’s 2019 Phantom Equity Plan adopted by the Company providing for certain cash payments (each, a “Plan Award”) to the individuals designated in such plan (each, a “Plan Participant”) at the Closing.

“Plan Consideration” has the meaning set forth in Section 1.9(a)(ii).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Pre-Closing Tax Return” has the meaning set forth in Section 5.21(a).

“Pro Rata Holdback Share” means, with respect to each Company Holder, the applicable percentage set forth opposite the name of such Company Holder under the column titled “Pro Rata Holdback Share” of the Consideration Spreadsheet as of the date hereof, which percentage shall be subject to automatic adjustment among the Company Holders as of any date based on the delivery by the Company Stockholders of the Sellers’ Agreement or a joinder to the Sellers’ Agreement, the Company Optionholders of the Option Cancellation Agreements and the Company Noteholders of the Note Cancellation Agreements, as the case may be; provided, that it is acknowledged and agreed that, in accordance with the Consideration Spreadsheet, the respective Pro Rata Holdback Share of each applicable Company Holder shall be calculated for purposes of any distribution by reference to the relative amount of such distribution that would have been payable to such Company Holder if made at the Closing after taking into account all other payments to the Company Holders hereunder prior to such distribution.  For the avoidance of doubt, “Pro Rata Holdback Share” shall include only those Company Holders that have executed the Sellers’ Agreement or a joinder to the Sellers’ Agreement and/or delivered an Option Cancellation Agreement and/or a Note Cancellation Agreement, as the case may be, as of the applicable date of determination and the individual “Pro Rata Holdback Share” of any Company Holder as of such date shall be calculated as a percentage of the aggregate “Pro Rata Holdback Share” as of such date; provided, that upon the delivery by a Company Holder of a joinder to the Sellers’ Agreement, an Option Cancellation Agreement and/or a Note Cancellation Agreement, as applicable, following the date hereof, the Pro Rata Holdback Share shall be deemed adjusted to include such Company Holder (it being understood that the “Pro Rata Holdback Share” of each Company Holder, when taken together with the “Pro Rata Holdback Share” of each of the other Company Holder as of any applicable date of determination, shall always equal 100%).

“Pro Rata Share” means the percentages set forth across from the name of each Company Holder on the Consideration Spreadsheet under the column titled “Pro Rata Share”; which percentage shall be calculated, as of the applicable date of determination, as a percentage equal to the quotient of (a) the portion of the Total Merger Consideration (as adjusted pursuant to this Agreement) paid to or for the benefit of such Company Holder divided by (b) the aggregate Total Merger Consideration (as adjusted pursuant to this Agreement) paid to or for the benefit of all Company Holders (it being understood that the “Pro Rata Share” of each Company Holder, when taken together with the “Pro Rata Share” of each of the other Company Holders as of any applicable date of determination, shall always equal 100%).

“Proceedings” means any action, suit, proceeding, complaint, charge, inquiry, hearing, investigation, arbitration, or mediation, in each case, before or by a Governmental Entity, any arbitrator or arbitration panel or any mediator or mediation panel.

“Property” means all real property leased, owned, or occupied by the Company.

“Publicly Available Software” means any of the following:  (a) any Software that contains, or is derived in any manner in whole or in part from, any Software that is distributed as free Software, open source Software (e.g., Linux) or under similar licensing or distribution models, including any reciprocal license model; (b) any Software that may require as a condition of use, modification, or distribution that such Software or other Software incorporated into, derived from, or distributed with such Software:  (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no charge; and (c) Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following:  (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g., PERL); (C) the Mozilla Public License; (D) the Netscape Public License; (E) the Sun Community Source License (SCSL); (F) the Sun Industry Source License (SISL); (G) the Apache Software License; and (H) any other license that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.

“Receivables” has the meaning set forth in Section 2.26.

“Registered Intellectual Property Rights” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Entity, including all patents, registered copyrights, registered domain names and registered trademarks.

“Released Parties” has the meaning set forth in Section 5.14.

“Representatives” means, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents, representatives, or any investment banker, attorney, accountant  or other advisor or representative retained by such Person.

“Requisite Continuing Employees” means (i) each of Cameron Williams, Robert Brenner Corey Davies and (ii) at least seven of the Continuing Employees listed on Schedule 6.3(d) other Mssrs. Williams, Brenner and Davies).

“Reserve Account” has the meaning set forth in Section 1.4(a)(iv).

“Reserve Amount” means an amount equal to $50,000.

“SEC” means the Securities and Exchange Commission.

“SEC Financial Statements” has the meaning set forth in  Section 5.5(a).

“Second Release Date” has the meaning set forth in Section 8.3.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers’ Agreement” has the meaning set forth in Recital B.

“Significant Customers and Distributors” has the meaning set forth in Section 2.25(a).

“Significant Supplier” has the meaning set forth in Section 2.25(b).

“Software” means any computer program, operating system, applications system, firmware, scripts, or software code of any nature, whether operational, under development or inactive, including all object code and source code, whether in machine-readable form, programming language, or any other language or symbols, and whether stored, encoded, recorded, or written on disk, tape, film, memory device, paper, or other media of any nature, plus data files, rules, definitions, or methodology derived from the foregoing, plus any derivations, updates, enhancements, and customization of any of the foregoing, and further including processes, methods, know‑how, operating procedures, and all other Intellectual Property Embodiments embodied with or provided in the foregoing.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Straddle Tax Returns” has the meaning set forth in Section 5.21(a)(ii).

“Subsidiary” means, as of the applicable point in time, each corporation, partnership, limited liability company or other entity of which a Person owns, directly or indirectly, more than 50% of the outstanding voting securities or voting equity interests or of which a Person has the power, directly or indirectly, whether through ownership of equity securities, by contract or otherwise, to direct or manage its business or affairs.

“Surviving Corporation” has the meaning set forth in Section 1.2.

“Target Net Working Capital means $(372,000).

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (a) any taxes, unclaimed property and escheat obligations imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), including any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not), (b) any Liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (c) any Liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Proceeding” has the meaning set forth in Section 5.21(c).

“Tax Return” means any return, statement, report, claim for refund, or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes, and including any amendment thereof.

“Tax Sharing Agreement” means any agreement or arrangement for the sharing, indemnification, or allocation of Tax, other than any customary contract or agreement entered into in the ordinary course of business not primarily related to Tax.

“Termination Date” has the meaning set forth in Section 7.1(b).

“Third Party Intellectual Property Right” means an Intellectual Property Right owned by a third party that is either (a) licensed, offered or provided to customers of the Company as part of or in conjunction with any Company Product, or (b) otherwise used by the Company in the conduct of its business.

“Third Party Software” means all Software owned by third parties that is either (a) licensed, offered, or provided by the Company to customers of the Company as part of or in conjunction with any Company Product, or (b) otherwise used by the Company in the conduct of its business, excluding generally commercially available “off‑the‑shelf” or “shrink‑wrapped” Software that is not redistributed with or material to the development or provision of the Company Products and that involves payments or expenditures by the Company of $20,000 or less over the life of the applicable Contract.

“Total Merger Consideration” means an amount equal to (a) the Initial Merger Consideration, plus (b) any payments made to the Company Holders pursuant to Section 1.4(a)(iv), 1.15(h) or Section 8.3.

“Transaction Documents” means this Agreement, the Disclosure Letter, the Sellers’ Agreement, the Option Cancellation Agreements, the Note Cancellation Agreements, the Closing Certificate, the Certificate of Merger, the Paying Agent Agreement, the Non-Competition Agreements, the Consideration Spreadsheet, the Acquiror Closing Certificate, the Company Closing Conditions Certificate, and the Company Secretary’s Certificate.

“Transaction Expenses” means (a) all out-of-pocket fees and expenses of the Company in connection with the Merger, this Agreement and the transactions contemplated hereby, whether or not paid, payable, billed or accrued prior to or after the Closing (including any fees and expenses of legal counsel and accountants, fees and expenses payable to financial advisors, investment bankers and brokers of the Company notwithstanding any contingencies for earnouts, escrows, etc., and any such fees incurred by Company Holders paid for or to be paid for by the Company, any fees and expenses incurred in connection with the termination of any Company Employee Plan, and expenses of Company Holders in connection with the Merger that the Company has agreed to pay or is otherwise obligated to pay and any payroll Taxes incurred by the Company in connection therewith), plus (b) the aggregate amount of employee compensation deferred and not paid to employees by the close of business on the day prior to the Closing Date pursuant to the Company’s deferred compensation plan, including the aggregate amount of employer Taxes, including any interest and penalties on such amount, plus (c) the aggregate amount of all additional severance or retention obligations or change of control or transaction payment obligations or similar obligations for compensatory payments, including payments to option holders treated as compensatory payments (whether due at the time of the severance, retention, change of control or transaction or based on future employment) pursuant to the Company Employee Plans or any other Company plans, arrangements, or agreements (including individual employment agreements), or other arrangements or mechanisms resulting in payments to be made to or for the benefit of any employee or other Person as a result of the transactions contemplated hereby and the Plan Consideration, including all employer Taxes on any of the foregoing, plus (d) the full cost of the D&O Tail Policy, and plus (e) all out-of-pocket fees and expenses of the Company, Acquiror or any of their Affiliates relating to the Pre-Closing Tax Returns.

“Transfer Taxes” has the meaning set forth in Section 5.20.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.  All references herein to Sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, temporary, or final Treasury Regulations.

“True-Up Amount” means the amount, if any, on a dollar-for-dollar basis, by which the Company’s Net Working Capital as finally determined pursuant to Section 1.16 (the “Final NWC”) exceeds the Preliminary Net Working Capital Calculation.

  Exhibit B

FORM OF SELLERS’ AGREEMENT

[See attached]

  Exhibit C

FORM OF EMPLOYEE CONFIDENTIALITY AGREEMENT

[See attached]

  Exhibit D

FORM OF NON-COMPETITION AGREEMENT

[See attached]

  Exhibit E

FORM OF CERTIFICATE OF MERGER

[See attached]

  Exhibit F

FORM OF PAYING AGENT AGREEMENT

[See attached]

  Exhibit G

FORM OF LETTER OF TRANSMITTAL

[See attached]

  Exhibit H

FORM OF OPTION CANCELLATION AGREEMENT

[See attached]

  Exhibit I

FORM OF NOTE CANCELLATION AGREEMENT

[See attached]

  Exhibit J

FORM OF PLAN AWARD AGREEMENT

[See attached]

  Exhibit K

SAMPLE NET WORKING CAPITAL CALCULATION

[To Come]